ANHEUSER BUSCH Companies

*think*Fresh

05046735

P.E 12/31/04

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

04AnnualReport

How far can we go by innovating, challenging the status quo, and **thinking fresh**? Powerful innovation has characterized our past. Our continued ability to think fresh will create our future success.

2004

© 2005 Anheuser-Busch Companies, Inc.

ANHEUSER-BUSCH Companies

financial highlights

YEAR ENDED DECEMBER 31 (in millions, except where noted)	2004	2003	% Change
Barrels of beer sold:			
Domestic	**103.0**	102.6	0.4
International	**13.8**	8.4	64.8
Worldwide Anheuser-Busch brands	**116.8**	111.0	5.3
International equity partner brands	**19.3**	18.8	2.7
Total brands	**136.1**	129.8	4.9
Gross sales	**$17,160.2**	$16,320.2	5.1
Excise taxes	**$ 2,226.0**	$ 2,173.5	2.4
Net sales	**$14,934.2**	$14,146.7	5.6
Gross profit	**$ 5,951.7**	$ 5,697.6	4.5
As a percentage of net sales	**39.9%**	40.3%	(0.4) pts.
Operating income	**$ 3,361.0**	$ 3,199.3	5.1
As a percentage of net sales	**22.5%**	22.6%	(0.1) pts.
Equity income, net of tax	**$ 404.1**	$ 344.9	17.2
Net income	**$ 2,240.3**	$ 2,075.9	7.9
Diluted earnings per share	**$ 2.77**	$ 2.48	11.7
Operating cash flow before change in working capital	**$ 3,121.9**	$ 2,938.3	6.2
Earnings before interest, income taxes, depreciation and amortization (EBITDA) [1]	**$ 4,997.4**	$ 4,641.2	7.7
Return on shareholders equity	**83.3%**	72.0%	11.3 pts.
Return on capital employed [2] [3]	**19.0%**	18.4%	0.6 pts.
Total assets	**$16,173.4**	$14,689.5	10.1
Debt	**$ 8,278.6**	$ 7,285.4	13.6
Capital expenditures	**$ 1,089.6**	$ 993.0	9.7
Depreciation and amortization	**$ 932.7**	$ 877.2	6.3
Common dividends paid	**$ 742.8**	$ 685.4	8.4
Per share	**$ .93**	$ .83	12.0
Total taxes	**$ 3,634.6**	$ 3,520.7	3.2
Diluted weighted average shares outstanding	**808.5**	837.0	(3.4)
Number of full-time employees	**31,435**	23,316	34.8
Number of registered common shareholders	**54,654**	56,094	(2.6)
Closing stock price	**$ 50.73**	$ 52.68	(3.7)

[1] EBITDA is calculated as pretax income plus depreciation and amortization expense, plus net interest cost (interest expense less capitalized interest), plus equity income on a pretax basis (*equity income divided by the reciprocal of the effective tax rate*).

[2] Return on capital employed is computed as net income before after-tax interest expense divided by average net investment. Net investment is defined as total assets less non-debt *current liabilities.*

[3] Return on capital employed shown for 2004 excludes the impact of Harbin. Including Harbin, return on capital employed was 18.4%.

fresh.

Hops: The spice of beer.



Clusters of cones from the vine-like hop plant contribute their own special aroma, flavor and character to beer.

ANHEUSER-BUSCH *Companies*

what's new?

For more than a century and a half, Anheuser-Busch's unwavering commitment to quality has been the key to our success. From brewing to packaging to entertainment, our focus has always been fresh: **fresh ideas, fresh markets, fresh packaging, fresh fun.** In 2004, our domestic revenue per barrel grew by 2.5 percent, the domestic pricing environment continued to be favorable, and consumers continued to trade up to premium beer brands.

49.6% market share

Anheuser-Busch is the leading brewer in the United States.



In 2004, your company concentrated on achieving consistency through change. That may sound contradictory, but Anheuser-Busch has maintained its consistent, successful performance because we have always been willing to change. It's our willingness to think fresh that helps us remain competitive and successful.

Last year our success was marked by increased revenues and our sixth consecutive year of double-digit earnings per share growth. The pricing environment continued to be favorable for our domestic beer company, and we embarked on several new initiatives to enhance beer volume growth. Our international beer company had an outstanding year, contributing over 25 percent of our company's consolidated earnings growth, and we continued to develop an important leadership position in China through both continuing operations and acquisitions. At the same time, we also returned a substantial amount of cash to you, our shareholders. In total, we returned over $2.4 billion in the form of share repurchase and increased dividends.

Anheuser-Busch is a healthy company with a variety of opportunities for fresh growth in each of our businesses. We would like to use this letter to look toward the future and some of the major events that will influence our business over the long term.

New Markets

Our company and our industry are becoming more global. In 2004 we enhanced our leadership position in China with the acquisition of the country's fourth-largest brewer, Harbin. This investment further demonstrates Anheuser-Busch's commitment to the beer business in China, which began with our purchase of a brewery in Wuhan and continued with our strategic investment and partnership with the Tsingtao Brewery, the industry leader.

The Chinese beer market is already larger than the U.S. market and is the fastest-growing beer market in the world. Anheuser-Busch now has 10,000 Chinese employees and an ownership position in 64 breweries in China: 50 through our strategic alliance with Tsingtao, 13 through our Harbin acquisition, and our flagship brewery in Wuhan, where we make Budweiser. Not only are we profitable in China today, but we are the best-positioned international brewer with the best brewing partners in that country.

We are also well positioned for growth with our 50 percent ownership of Modelo, Mexico's leading brewer and the brewer of Corona, the number one import brand in the United States. Mexico is an exciting growth market and Modelo achieved strong volume and profit growth in 2004. This investment was responsible for the double-digit growth in our company's equity income.


BUD LIGHT
BUD LIGHT
Budweiser

We look forward to participating in an increasingly more global beer business. Through important alliances with leading brewers, who are our partners around the world, we feel that Anheuser-Busch is well positioned to compete in this environment.

New Challenges

In addition to expanded global competition, we are seeing increased competition in the domestic industry. After decades of decline, the hard liquor industry has begun to experience growth in the United States and that growth has had an impact on the beer industry. The brewing industry produces 58 percent of all alcohol servings in the United States, and Anheuser-Busch holds roughly half of that amount. The hard liquor industry produces about 28 percent of all alcohol servings but it has been increasing its share recently. The introduction of flavored liquors, combined with sophisticated product presentation to young adult consumers, has increased the growth rate of hard liquor.

In response, we are stepping up our marketing to contemporary adults of legal drinking age. The on-premise market is important for beer brand image development, especially among contemporary adults, and we are implementing a wide range of new initiatives in the on-premise segment as a key part of our marketing plan for 2005. We are also bringing out new brands and packages to enhance consumer interest and to expand beer use occasions. There is no need for our brands to take a back seat in the contemporary marketing arena. We have the heritage, tradition, and marketing skill to successfully compete.

New Initiatives

Innovation is critical to meeting competitive challenges, and one area we are enthusiastic about is our new brand offerings. Beginning several years ago with Michelob ULTRA and continuing with the 2005 rollout of Budweiser Select, we have used our brewing skill and marketing resources to offer a fresh portfolio of products that will create growth.

Budweiser Select was specially brewed to offer the consumer a crisp taste with a clean finish. It doesn't taste like a light beer, but it contains only 3.1 grams of carbohydrates and 99 calories. We call it "a new kind of beer." Another new brand is B[E], which is a truly

A-B vs. S&P 500 Annualized Total Return


(% GAIN, AS OF YEAR-END 2004)
A-B
S&P
-1.9%
10.8%
5.6%
3.6%
9.2%
-2.3%
17.3%
12.0%
17.6%
13.2%
1 YR
3 YR
5 YR
10 YR
20 YR

Total return assuming quarterly reinvestment of dividends

Diluted Earnings Per Share


$1.93
$2.20
$2.48
$2.77
01
02
03
04

CAGR +13%
Computed on a comparable basis, *excluding goodwill amortization* of $0.04 in 2001.

Cash Flow From Operations


(IN MILLIONS)
$2,316.0
$2,624.3
$2,938.3
$3,121.9
01
02
03
04

Before change in working capital.

Return On Capital Employed


16.3%
17.5%
18.4%
18.4%
01
02
03
04

unique product. It offers the taste of a flavored malt beverage with the addition of caffeine, ginseng and guarana. It's beer with something extra.

On the packaging side, we have many exciting initiatives. Our national rollout of applied plastic labels on all Bud Light bottles is more than a graphics change, it's a new capability in packaging that allows us to move a brand's image upscale. This new label also gives us options in positioning new products such as Budweiser Select.

We have also introduced unique 16-ounce aluminum bottles for Michelob, Michelob Light and Anheuser World Select in a number of markets, and consumer response has been very strong. We will be introducing several retro-themed Budweiser can packages in 2005 during promotions aimed to celebrate and recall the brand's heritage and tradition.

We have worked hard for decades, through product and packaging innovations like these, to grow our share to roughly half of the beer industry. And we intend to continue innovating as we look at the domestic and global industry in a fresh new light. That's what we mean by consistency through change.

Subsidiary Strength

Our family adventure parks are an integral part of our ability to meet and entertain consumers in a wholesome fun-filled setting. We not only entertained 20 million people last year, but we made excellent financial returns despite the unprecedented series of hurricanes in the southeastern United States. We remember with pride the exemplary performance of our employees who coped with the crisis, placed a priority on safety, and got the parks back in operating order in short time.

In 2005, our adventure parks will also give us the opportunity to salute the U.S. military. We have invited uniformed men and women and their families to join us free of charge at our parks. We are humbly grateful for their service and appreciate the opportunity to say thanks.

Our high-quality packaging operations offer us a competitive edge. We make aluminum cans, lids, glass bottles, and labels, which are not only the highest quality but also help us run our breweries more efficiently. As we gain insight into the challenges our external suppliers face, we learn how to work toward our common benefit. By eliminating unnecessary cost in the production and logistics system, we are able to boost productivity. It also helps us in leading best practice initiatives when we invest in the beer business overseas.

Community Strength

In 2004 Anheuser-Busch had numerous opportunities to work with the communities in which we do business. The cornerstone of the company's efforts is the commitment to promoting responsible drinking among adults and to fighting abuse, including underage drinking and drunk driving. For more than two decades, we have been the industry leader in these efforts.

In 2005, we will proudly celebrate our company's 20th anniversary of promoting responsibility through broadcast advertising. In 1985, we were the first alcohol beverage company to run a TV spot promoting responsible drinking on network television. We reached another milestone, too: Investments in alcohol awareness initiatives by Anheuser-Busch and our wholesaler family have surpassed $500 million since we introduced our "Know When to Say When" campaign in 1982.

Working together with our more than 600 wholesalers nationwide, and our many partners in the areas of education, law enforcement, retailing, and parents and community groups, Anheuser-Busch has made a lasting contribution to helping our nation realize significant declines in drunk driving and underage drinking during the past two decades. But there's more work to be done, and we will continue to share the message that *Responsibility Matters.*



from left: Patrick T. Stokes, President and CEO
August A. Busch III, Chairman of the Board

In addition to these efforts, it has been a longstanding company tradition to come to the aid of our local communities in times of crisis. The Atlantic hurricane season was especially brutal in 2004, and Anheuser-Busch donated more than 6 million cans of drinking water to aid the victims of hurricanes Charley and Frances.

In response to the series of hurricanes, which caused damage across Florida, the Anheuser-Busch Foundation donated $1.1 million to aid hurricane relief. Other members of our Anheuser-Busch family joined in these efforts. Anheuser-Busch and its independent wholesalers donated $1 million to the American Red Cross as part of a nationwide program called Operation Hurricane Relief.

Unfortunately, before the year was out, another disaster of global proportions struck. On Dec. 26, 2004, the largest earthquake to strike the globe since 1964 rocked the ocean floor off the coast of Indonesia.

As a global corporate citizen, Anheuser-Busch instituted Operation Tsunami Relief. The company matched all employee donations to the American National Red Cross International Response Fund, and we earmarked all employee and company gifts made to this fund for the tsunami relief.

Anheuser-Busch has been helping communities cope with natural disasters since 1906. And, while we wish there was not a need for this kind of support, we'll always be there to provide help and assistance.

Proven Strengths, New Opportunities

Looking forward to 2005 and beyond, we see long-term opportunities arising from current challenges. The long-term positives in our business are still present. We have a favorable domestic price environment, consumers are still trading up to premium products, and capacity utilization is at a high level. The number of 21- to 27-year-old consumers will grow through the end of this decade. We are investing in new brands, new packages and new ways to engage our consumers. We have a lot going on . . . but we like it that way.

Patrick T. Stokes
President and CEO

August A. Busch III
Chairman of the Board

February 2, 2005

fresh

Bright. Crisp. Clean. **Pure.**





Barley: The **soul** of beer.

There are two basic types of barley malt used in brewing beer – two-row, which produces a smooth, mild-taste, and six-row, which produces a crisp flavor.



ANHEUSER-BUSCH Companies

fresh ideas

Fresh ideas were generated in every department at Anheuser-Busch in 2004. By thinking fresh about the industry and the competition, the company has positioned itself for 2005.

Continued Competitive Advantages in a Challenging Industry Environment

In 2004, Anheuser-Busch increased its U.S. beer volume to an all-time high – 103 million barrels, more than 2.5 times the volume of the second-largest U.S. brewer. Domestic market share was 49.6 percent in 2004, and Bud Light, the No. 1 brand in the United States, grew by 1.5 million barrels. Bud Light maintained a 2-to-1 lead over the No. 2 light beer and racked up its 21st consecutive year of growth.

Combined, Bud Light and Michelob ULTRA grew by 2.7 million barrels, and Anheuser-Busch increased its share of the light beer market to 41.6 percent in 2004. In 2005, the company also won *USA Today's* Super Bowl Ad Meter for the seventh straight year and captured two of the top five slots.

Anheuser-Busch's revenue per barrel, a key financial measure, increased by 2.5 percent in 2004. This sixth consecutive year of 2.5 percent or higher growth in revenue per barrel reflects a continuingly favorable industry pricing environment.

Domestic Beer
volume
▸ millions of barrels


103.0
102.6
101.8
02
03
04

Domestic Beer
pretax profit
▸ millions of dollars


$3,279.4
$3,118.7
$2,919.2
02
03
04

To meet beer industry challenges, Anheuser-Busch has embarked on a course to generate growth by enhancing the image of beer through new packaging, new products, and new marketing initiatives. The company plans to give adult consumers new and exciting product choices that challenge the established perceptions of beer. In short, Anheuser-Busch is trying to add excitement to the beer industry and expand it over the long term.

Fresh Products

Consumers have changing tastes, and Anheuser-Busch aims to satisfy their preferences by introducing a variety of new products designed to target a wide range of traditional and non-traditional adult consumers. New products introduced into test markets in 2004 included B^E and Budweiser Select. As a result of strong sales and consumer acceptance, the company launched these brands nationally in 2005. In 2004, Anheuser-Busch also introduced two new Bacardi Silver low-carb line extensions: Low Carb Black Cherry and Low Carb Green Apple. These brands were the first low-carb flavored malt beverages in the marketplace.

As the industry leader, Anheuser-Busch was the first major brewer to infuse beer with caffeine, guarana and ginseng. B^E, a distinctive new product for contemporary adults, is well



Fresh new products were a key part of Anheuser-Busch's strategy in 2004. In 2005, expect to see some of these brands move from test market to national distribution.

balanced with select hops and the aromas of blackberry, raspberry and cherry. B[E] is designed to appeal to those contemporary adults who are looking for beer with something extra.


BUD LIGHT
BUD LIGHT

The newest member of the Budweiser family, Budweiser Select, is a premium American-style lager with a crisp taste and a clean finish. Budweiser Select has 3.1 grams of carbohydrates and 99 calories per 12-ounce serving. It continues the tradition of quality and great taste associated with the King of Beers and is brewed with two-row and roasted specialty malts for a rich color.

The company's two new Bacardi Silver products, Bacardi Silver Low Carb Black Cherry and Bacardi Silver Low Carb Green Apple, have the lowest carbohydrates and calories of any flavored malt beverage in the industry. These new premium malt beverages complement the existing line: Bacardi Silver, Bacardi Silver O[3], Bacardi Silver Raz, and Bacardi Silver Limón.

Innovative Packaging

Anheuser-Busch has a long history of thinking fresh about its packaging. In the early 1870s, Anheuser-Busch became the first U.S. brewer to use pasteurization in packaging its beer. During this time, the company also put its trademark A&Eagle on its beer packaging and developed a paper label to replace embossed labels.

In the late 1800s, the company acquired its first glass company, and other packaging acquisitions followed. In 1901, Anheuser-Busch began capping its beer bottles, instead of using costly and unreliable corks.

Following Prohibition, Budweiser was reintroduced and made available in cans. Also at this time, the first non-returnable bottles were used. The Bud Jr. 7-ounce bottle was introduced in the 1950s followed by the introduction of the Hi-Cone plastic wrap carrier for cans in the 1960s. Twist-off crowns that don't require a bottle opener were also introduced in the 1960s, and the end of that decade saw the first pull tabs for cans. Just a decade later, Budweiser was being packaged in nondetachable tab-top cans.

Today, Anheuser-Busch is taking a fresh approach to packaging with the introduction of applied plastic labels on all Bud Light bottles. This marketing initiative, which enhances the premium image for the brand, has been enthusiastically received by consumers. Rollout of the new Bud Light labels began in 2004 and should be complete in early 2005. Budweiser Select will also have an applied plastic label featuring the Budweiser crown icon.

Another exciting package is the 16-ounce aluminum bottle. The new look, announced in 2004, is targeted for Budweiser, Michelob, Michelob Light, and Anheuser World Select. The sleek new packaging is being used in high-end restaurants and bars to generate awareness among contemporary adults and retailers.


ANHEUSER

The Budweiser brand will also give consumers a hands-on feel for the long-standing heritage of the brand. In 2005, the brand will introduce a limited-edition series of three vintage/retro cans. The first is a replica of the original can produced in 1936, the second is from the 1950s, and the third is from the 1960s.


Snap-on
Wrangler
SUNOCO
Bud
KING OF BEERS
Budweiser

Dale Earnhardt Jr., who drives the #8 Budweiser Chevrolet in the NASCAR NEXTEL Cup Series, won the Daytona 500 in 2004. The Budweiser 8-pack was introduced in limited distribution in October 2004. It will be available in all race markets in 2005.

Competitive Advantages Stronger and More Important Than Ever

In 2004, Anheuser-Busch was – once again – the undisputed leader of the U.S. beer industry, with 49.6 percent of the market. Being the industry leader for more than 45 years has allowed the company to develop strong competitive advantages.

One key advantage Anheuser-Busch has over competitive U.S. brewers is its system of 12 breweries strategically located across the country. This network not only reduces freight costs, but also gives the company a second competitive advantage: the freshest beer of any major brewer. On average, Anheuser-Busch beers are 14 days fresher than the nearest competitor's. This has led to one of the most successful consumer campaigns in the domestic beer industry: Day Fresh Beer, beer that has been packaged and delivered for consumption on its born-on date.

A key part of Anheuser-Busch's marketing efforts in 2004 and beyond will focus on the company's freshness initiative. Last year, more than 5 million adult beer drinkers tasted day-fresh Budweiser and Bud Light during freshness promotions. One key event was on Sept. 9, when Anheuser-Busch delivered Day Fresh Budweiser and Bud Light to 200 cities across the United States to kick off the NFL season.

No one can match Anheuser-Busch's product freshness and consistency. This is a tremendous competitive advantage in the beer industry in both the on- and off-premise marketplace. The company will continue to leverage this advantage by communicating the fact that fresh beer truly tastes better. Beer that isn't fresh tastes stale, and it has a strong aftertaste. The hallmark of Anheuser-Busch beers are their drinkability.


BACARDI
SILVER
BACARDI
SILVER

Bringing America's adults Day Fresh Beer would not be possible without the dedication of Anheuser-Busch's wholesalers, another competitive advantage. With 69 percent of Anheuser-Busch volume going through exclusive wholesalers, Anheuser-Busch has a powerful strategic advantage that other brewers cannot come close to matching. This system, combined with additional resources the company is devoting to the on-premise market, gives Anheuser-Busch a powerful team prepared to address on-premise challenges and to pursue new opportunities.


How to pour your beer properly.
Crack open a fresh, crisp Budweiser.
Pour directly down the center of the glass to produce a collar of foam, which will release the proper amount of carbonation.
Enjoy the best-tasting, freshest beer available.

In 2004, Anheuser-Busch met with its wholesalers to discuss new objectives and standards for on-premise marketing. These standards include an increase in on-premise sales call visits and marketing activities, while maintaining a steadfast focus on draught beer service and product quality.

The company also announced plans to fund new marketing efforts on-premise. This initiative will include adding staff in key markets where on-premise opportunities have been identified.

Further plans call for adding excitement to the company's brands through increased product sampling and more support for on-premise chain customers. This process has already begun in select casual dining chains.

To think fresh means to look at the marketplace differently. For Anheuser-Busch, the process began when the company started looking at its sales force differently. The changes to its on-premise sales force will address improved retailer service, help enhance the image of beer, and position Anheuser-Busch's portfolio of brands as the perfect beverages for all occasions.

Fresh Marketing and Sponsorships

While Anheuser-Busch continued its mainstream marketing programs in 2004, the company also mapped out plans to revitalize its ethnic marketing programs. Anheuser-Busch has developed a fresh approach to enhancing its ethnic market leadership. For the Latino market, where Budweiser and Bud Light combined have more than 40 percent market share, the company's marketing plan includes television, outdoor and print advertising, and music and sports sponsorships.

Noche de Pasion combined the hottest local and national Latin music acts with 3-on-3 soccer in 2004. For 2005, Esta Noche Toca, a Latin version of Budweiser's 1 Night Stand concert series, will feature artists such as Latin Grammy-winner Bacilos in intimate settings. In addition, Anheuser-Busch's Budweiser and Bud Light brands sponsor parties for viewing the Mexican National Soccer Team and FIFA World Cup™ Qualifier games.

Anheuser-Busch's support for the Latino community dates back more than a century. In the 1880s, the company delivered the first Spanish-language sales catalogs to retailers and businesses in Texas, Arizona, and New Mexico. In the late 1890s, the Escalada Brothers of Nogales, Ariz., were the company's earliest Hispanic business partners and beer distributors. Anheuser-Busch's commitment to the Latino community is an integral part of its business tradition.



Anheuser-Busch has supported about 400 community-based and national Latino organizations and special events with contributions of more than $45 million over the past two decades. The company focuses on values that are important to Latinos, such as education, leadership development, economic empowerment, public advocacy, and the arts and culture. In the last 22 years, the company has helped raise more than $22 million to provide more than 18,000 college scholarships to deserving Latinos.

In the African-American market, the company's Budweiser and Bud Light brands combined have more than 30 percent market share. Plans for this market include sports, music, and lifestyle advertising and sponsorships.

2.5 times the volume

Anheuser-Busch sold more than 2.5 times the volume of the second-largest U.S. brewer.

For more than a decade, Anheuser-Busch has supported the country's largest annual African-American music celebration, the Budweiser Essence Music Festival. The Bud Light Lounge enlists the hottest urban and hip-hop artists to host private parties for adult consumers in various markets. Both Budweiser and Bud Light sponsor First Fridays, the largest gatherings of African-American professionals in the United States that take place on the first Friday of each month.

Challenges Provide Fresh Opportunities

As always, Anheuser-Busch continues to look for fresh ways of doing business. The company will address off-premise needs through its Seamless Selling initiative and pursue cost reductions through the Brewery of the Future program.

Seamless Selling is an excellent example of Anheuser-Busch innovation. By working with its wholesaler team, Anheuser-Busch is meeting the growing needs of its chain customers. Seamless Selling offers all retail customers greater value through improved inventory management, data-based selling, electronic transactions and more effective account-level planning and service.



Anheuser-Busch will continue to reduce costs through Brewery of the Future, as it has since the program was instituted in 2002. This initiative is raising the efficiency and effectiveness of overall brewing operations. For 2005, Anheuser-Busch plans to continue to maintain the high level of quality and consistency that is a hallmark of all its brands.

Rice: Provides Budweiser with its **characteristic**

lightness, crispness, and refreshing taste.



ANHEUSER BUSCH Companies

fresh markets

Fresh markets are the future of the global beer industry, and Anheuser-Busch spent 2004 advancing its carefully structured global expansion plan. The company continued to expand its Budweiser brand and to build its strategic brewing partnerships around the world.

Thinking Fresh Through Global Expansion
In 2004, Anheuser-Busch relied on its proven two-prong international growth strategy to expand the Budweiser brand globally while strengthening its equity partnerships with leading brewers in key markets around the world. In the United Kingdom and China, Anheuser-Busch brands are brewed and sold by *company-owned operations.* In Mexico and China, *equity partnerships* with Grupo Modelo of Mexico and Tsingtao Brewery Company Ltd. continue to thrive.


Budweiser

Over the past five years, international operations have more than tripled net income, to $485 million in 2004. This includes income from equity investment partners.

Anheuser-Busch had an excellent year in 2004 as it expanded in China with the acquisition of the Harbin Brewing Group. Although expansion in China was a focal point in 2004, other international markets, such as the United Kingdom and Canada turned in an excellent performance.

China: Fresh Look at an Ancient Land
Anheuser-Busch continues to develop an important leadership position in China, the world's largest beer market by volume and the fastest-growing beer market. During the past five years, China has accounted for a third of the world's beer volume growth. Last year in China, Anheuser-Busch showed over 10 percent volume growth.

Anheuser-Busch entered China in 1993 with the purchase of a 5 percent equity stake in Tsingtao Brewery as part of its initial public offering of shares on the Hong Kong stock exchange. In 1995, Anheuser-Busch acquired a brewery in Wuhan, where Budweiser is still brewed and packaged. Since 1995, capacity expansions of 2 million barrels have increased the brewery capacity by almost four times. Anheuser-Busch distributes Budweiser through a network of more than 100 independent wholesalers to more than 40 major markets in China from this single site. This makes it unique among brewers in China; others typically use numerous production



Fresh ideas: Anheuser-Busch has a strong global presence in the No. 1 beer market, China. The country is an important focus for the company. Since 1999, China's per capita beer consumption has grown 5 percent a year.

sites to support distribution. Anheuser-Busch is thinking fresh about distribution in China by adapting its highly effective, U.S.-style wholesaler distribution model to market and distribute Budweiser locally there.

Anheuser-Busch-owned operations in China became profitable in 2001. Since then, China has been the leading contributor to volume and profit growth for international operations. At the end of 2004, brewing capacity at Wuhan stood at 2.7 million barrels. In order to provide for growth, an additional 700,000 barrels of expansion is expected to be completed by the end of 2005.

In 2002, Anheuser-Busch formed a *strategic alliance with Tsingtao*, the leading national brewer in China with a 13 percent market share. Tsingtao competes in all segments of the Chinese beer market. It has a leading position in the premium-priced beer segment and a growing presence in the super-premium beer category.

Under this strategic alliance, Anheuser-Busch has acquired stock and convertible debentures that represent 9.9 percent economic ownership in Tsingtao, with an agreement to eventually acquire 27 percent economic interest. The two companies continue to think fresh by sharing best practices in brewing, sales and marketing, finance, and human resources. The best practices efforts are enhanced by Anheuser-Busch employees who work side by side with their Tsingtao counterparts.

In 2004, Anheuser-Busch *acquired the Harbin Brewery Group*, for a total cost of $694 million. Harbin, the No. 4 brewer in China, has a 5 percent share of the Chinese beer market. Established in 1900, the Harbin Brewery Group is the oldest brewer in China.

Harbin is located in the northeast region of China. The company has a strong position in this region, which has the highest per capita beer consumption in China. Harbin competes in all segments of the Chinese beer market, but it sells most of its volume in the popular-priced beer segment.

Anheuser-Busch's strategic alliance with Tsingtao, its Harbin acquisition, and its Budweiser operations complement each other and enable the company to compete effectively in all segments across China. China is an important focus for the company due to its size, its continued growth potential, and its expanding personal income levels, which should increasingly enable consumers to trade up to premium brands.

The Chinese beer market today is similar to the U.S. beer market in the 1950s. Brewers are consolidating and brands are moving from a local focus to regional and national distribution. Just as the United States did more than 50 years ago, China today is experiencing many changes in a period of rapidly rising per capita income. There has also been a significant population shift from rural to urban and suburban areas.

Automobile ownership is increasing rapidly, with almost 200,000 cars being produced monthly. This is making the population more mobile; almost 20,000 miles of new national highways have been built in the past 15 years. The retail environment is changing as well, with the growth of local and international chain stores in major metropolitan areas. With more than 2 million college graduates entering the work force each year, businesses in China are also starting to modernize. They are making larger investments in brand-driven marketing, information technology, and professional management practices.



In 2004, Anheuser-Busch increased its sports sponsorships in China as the official beer sponsor of the Chinese Olympic team. Budweiser also announced that it will be the official international beer sponsor of the 2008 Summer Olympic Games in Beijing. Additionally, Anheuser-Busch had sponsorship positions in China's first Formula 1 race held in Shanghai in September and in NBA exhibition games held in Shanghai and Beijing.

Bud Light and Budweiser are the two largest beer brands in the world.

#1 & 2

global beer brands

Anheuser-Busch's investments go beyond brewing and sports. In 2004, the company and the City of Harbin announced the formation of the Harbin City Anheuser-Busch Civic Development Fund. Established with a contribution of $8 million by Anheuser-Busch, the fund will create development opportunities for the citizens of Harbin. Activities


Budweiser
Budweiser

China is an exciting growth market for Anheuser-Busch. The country is experiencing a period of rapidly expanding per capita income.

In 2004, Anheuser-Busch announced that Budweiser is the **official international beer** sponsor of the Beijing 2008 Olympic Games. Budweiser is also the official beer sponsor of the 2006 Olympic Winter Games in Torino, Italy.

will include the funding of an annual business investment conference to draw potential investors to the region, educational and training programs, and an annual beer festival to promote the City of Harbin and the surrounding area as a popular tourist destination.

After devoting 10 years of fresh thinking to China, Anheuser-Busch is well positioned there. The company will capitalize on the substantial long-term growth opportunities in the Chinese beer market with its own operations and its strategic partnership with the Tsingtao Brewery.


小麦王
哈尔滨啤酒
纯生

Mexico:
One Country, Two Business Approaches

Anheuser-Busch uses two approaches to succeed in Mexico, the second most profitable beer market in the world, behind the United States. Anheuser-Busch holds a 50 percent equity investment in Grupo Modelo, the leading brewer in Mexico. Modelo's strong management team and leading market share, combined with favorable industry fundamentals, continue to make Mexico a key market for Anheuser-Busch. Modelo's flagship brand, Corona, remains the leading imported beer in the United States.

Anheuser-Busch continues to expand Bud Light and Budweiser volumes in Mexico with the help of Modelo subsidiary Cervezas Internacionales, which distributes the brands. Bud family presence continues to grow, driven by innovative contemporary promotions and sports marketing properties such as the NBA.

United Kingdom:
Leader On-Premise

Budweiser is still the No. 1 on-premise, premium-packaged lager in the United Kingdom, where it is fresh-brewed at Anheuser-Busch's Stag Brewery near London. In 2004, Anheuser-Busch increased both volume and profit in the United Kingdom and achieved record sales levels. Budweiser continues to succeed with its own dedicated sales force, promotional teams, and innovative marketing programs.


Corona
Extra

Strong Budweiser
Brand Partnerships

To continue building the Budweiser brand across the globe, Anheuser-Busch has established strong brewing partnerships with leading local brewers in several key countries.

In Canada, Budweiser is brewed and packaged under a long-term license agreement with Labatt Breweries of Canada. Canada is Anheuser-Busch's largest international market by volume. In 2004, sales grew 4 percent and Budweiser became the No. 1 brand. Bud Light is the fastest-growing light beer in Canada. Through the innovative use of key sports properties such as the NFL and Formula 1 racing, unique music events targeting contemporary adults, award-winning advertising, and outstanding local sales and marketing support, the Bud family continues to gain volume and share.

In Ireland, Budweiser is a leading lager beer and the largest beer in the off-premise. It is brewed, marketed and sold by Guinness, Ireland's leading brewer. Budweiser's strong promotional programs continued in 2004, with a focus on sports and music. Anheuser-Busch has enjoyed an excellent partnership with Guinness since 1986.

In Italy, Anheuser-Busch established a license partnership with Heineken Italia SpA. With its excellent sales force and wholesaler networks, Heineken Italia SpA, the No. 1 brewer in Italy, provides strong distribution and marketing support for Budweiser. Anheuser-Busch brands will serve as the "official beer" sponsors of the 2006 Olympic Winter Games in Torino, Italy.

In Argentina, where the company has a license partnership with Compañía Cervecerías Unidas, Budweiser enjoyed more than 15 percent volume growth in 2004. This third consecutive year of double-digit volume growth in Argentina has enabled Budweiser to increase its leading position among international beers.

Anheuser-Busch looks forward to the opportunities and challenges of the global beer market. The company is committed to future domestic and global growth and continues to enjoy its position of holding the two largest beer brands in the world.

Anheuser-Busch leads all global brewers with operating profits of $3.4 billion.

$3.4 billion operating profits

Budweiser is the No. 1 on-premise premium packaged lager in the United Kingdom.



Strong global partners with **fresh ideas** help expand the presence of Budweiser, which is sold around the world.

The Anheuser-Busch Packaging Group more than

25 billion cans

in 2004.



ANHEUSER-BUSCH Companies

fresh packaging

Anheuser-Busch **thinks fresh** about every facet of its business.

30 Years of Innovation and Fresh Ideas

The Anheuser-Busch Packaging Group (ABPG) celebrated its 30th anniversary in 2004. Back in 1974, Anheuser-Busch began to look at packaging in a fresh new way. For three decades, ABPG has supplied packaging innovation while maintaining focus on its mission: to provide a secure and dependable source of high-quality, low-cost packaging materials to Anheuser-Busch and other customers.

Metal Container Corporation (MCC)

Since 1974, MCC has sold more than 370 billion cans and 385 billion lids. In 2004, more than 25 billion cans and 28 billion lids were produced for both Anheuser-Busch and the soft drink industry. MCC supplies more than 60 percent of Anheuser-Busch's cans and 75 percent of its lids.

Longhorn Glass Corporation (LGC)

Back in 2001, Anheuser-Busch launched a glass bottle manufacturing facility, LGC. Today, the subsidiary continues to provide a consistent supply of high-quality glass bottles exclusively to Anheuser-Busch's Houston brewery.

Anheuser-Busch Recycling Corporation (ABRC)

Keeping the environment fresh was top of mind at Anheuser-Busch in 1978, when the ABRC was created. In 2004, ABRC recycled more than 800 million pounds of aluminum, the equivalent of 4.7 billion six-packs of beer cans. Aluminum recycling not only reduces litter, it is highly energy efficient. Recycling an aluminum can requires only 5 percent of the energy needed to produce aluminum from raw materials. In other words, each recycled can means 95 percent energy savings.

Precision Printing and Packaging (PPPI)

More than 25 billion labels were produced by PPPI for Anheuser-Busch and other customers in 2004. Beginning in 2005, PPPI will also produce the new applied plastic label (APL) for Bud Light bottles. This innovative label is the result of collaboration between the marketing team at Anheuser-Busch and the Packaging Group.



Glass bottles are manufactured at Longhorn Glass in Houston.

Results for the Packaging Group in 2004 were favorable despite industry-wide challenges, such as higher energy and distribution costs. ABPG's pretax profits were $164 million in 2004.

A quality product deserves the best packaging. Anheuser-Busch is committed to producing the freshest, highest-quality products in the industry. The Anheuser-Busch Packaging Group makes sure that each can, lid, bottle and label matches that quality.

fresh delivery

The **first** *hippo born at Busch Gardens Tampa Bay*

swimming and bonding with its mother.



Last year more than 700 animals – many threatened and endangered – were rescued by BEC.

ANHEUSER BUSCH Companies

fresh fun

Fresh family entertainment results in record earnings in 2004.

For the fourth year, Busch Entertainment Corporation (BEC) generated record earnings. In 2004, it contributed $173 million in operating profit to Anheuser-Busch. These results were achieved despite the effects of four hurricanes during the busy late-summer travel season.


Attendance
20,157
19,614*
19,498
02
03
04

* Does not include incremental attendance from Operation Salute

Hundreds of workers prepared for the storms, while others participated in a team that waited out the storms. These employees remained at the parks during the storms to handle emergencies and care for the animals. Although the storms were devastating – and SeaWorld Orlando lost almost 800 trees and thousands of plants – no employees were injured during the storms or the following cleanup.

Fresh Attractions

Innovation and new world-class entertainment helped fuel the success at three of BEC's largest parks. Busch Gardens Tampa Bay added KaTonga - Musical Tales from the Jungle, a unique Broadway-style show featuring original music, with elaborate puppetry and costumes. SeaWorld Orlando introduced Mistify, an exciting and spectacular nighttime laser, special effects, and fireworks show. In addition, the park opened the second phase of its landmark Waterfront complex, which features premium dining and shopping venues. SeaWorld San Diego unveiled Journey to Atlantis, a combination roller coaster and splashdown ride, the largest new attraction in the park's 41-year history.

Despite weather-related issues, more than 20 million guests passed through the gates of the nine parks operated by Anheuser-Busch's family entertainment subsidiary in 2004. BEC continued to work toward its three key objectives: improving financial performance, enhancing the image of Anheuser-Busch, and building support for the company's beer brands among the adults who visit the parks each year.



In addition to coordinating the company's conservation programs, Ginny Busch makes community and media appearances with animals as BEC's conservation ambassador.

Taking a fresh look at an already popular attraction proved to be a successful strategy in 2004. Discovery Cove in Orlando expanded its product offerings to include Twilight Discovery. This program gives guests an opportunity to enjoy dinner and evening entertainment along with a sunset interaction with bottlenose dolphins. Twilight Discovery allowed the park to expand its capacity significantly during the high-demand summer season. The evening program operated at capacity during its 2004 test run and will return in 2005.

By focusing on fresh new rides and attractions, while providing educational entertainment, BEC is poised for 2005.

In 2005, DarKastle, an immersive ride attraction based on the story of Germany's King Ludwig, will debut at Busch Gardens Williamsburg. SheiKra, a roller coaster that features two 90-degree dives – the first of its kind in North America – will open in spring 2005 at Busch Gardens Tampa Bay. BEC will also provide fresh, innovative animal entertainment, including Blue Horizons, a new dolphin show at SeaWorld Orlando and a new sea lion and otter show at SeaWorld San Diego and SeaWorld San Antonio.

Supporting Anheuser-Busch

BEC parks also support Anheuser-Busch by showcasing the company's beer brands to adult guests. Beer sampling at Anheuser-Busch Hospitality Centers reaches millions of adult guests each year. Hospitality Centers inform consumers of Anheuser-Busch's commitment to alcohol awareness and education efforts, including programs designed to fight underage drinking and drunk driving. In addition, five of the company's theme parks maintain Budweiser Beer Schools for adult visitors.

Conservation and Environmental Stewardship

Anheuser-Busch's long tradition of environmental stewardship began even before the company opened the gates to its first theme park. The company's commitment to conservation was formalized in 2003 with the creation of the SeaWorld & Busch Gardens Conservation Fund, a nonprofit foundation that supports wildlife and habitat conservation, education, research, and animal rescue worldwide. In 2004, the fund made more than 50 grants totaling $500,000.

In 2005, guests will be able to help protect the environment at two BEC parks. Busch Gardens Tampa and SeaWorld Orlando are opening Xcursions stores – environmentally themed gift shops. Sales of products will directly benefit the Conservation Fund.

Outlook

A continuing improvement in the tourism economy, particularly from key international markets such as the United Kingdom, combined with new attractions and hopefully a return to normal weather patterns will likely see Busch Entertainment again exceed attendance, revenue and profit expectations in 2005.


OPERATION
HURRICANE
RELIEF

Anheuser-Busch and Shamu present a whale-size check to the American Red Cross as part of a nationwide program, Operation Hurricane Relief, to aid those whose lives were disrupted by the Florida hurricanes.

ANHEUSER BUSCH
Companies

financial overview

Introduction

This discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity, and cash flows of Anheuser-Busch Companies, Inc., for the three-year period ended December 31, 2004. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

This discussion contains forward-looking statements regarding the company's expectations concerning its future operations, earnings and prospects. On the date the forward-looking statements are made, the statements represent the company's expectations, but the company's expectations concerning its future operations, earnings and prospects may change. The company's expectations involve risks and uncertainties (both favorable and unfavorable) and are based on many assumptions that the company believes to be reasonable, but such assumptions may ultimately prove to be inaccurate or incomplete, in whole or in part. Accordingly, there can be no assurances that the company's expectations and the forward-looking statements will be correct. Important factors that could cause actual results to differ (favorably or unfavorably) from the expectations stated in this discussion include, among others, changes in the pricing environment for the company's products; changes in U.S. demand for malt beverage products, including as a result of changes in U.S. demand for other alcohol beverages; changes in consumer preference for the company's malt beverage products; regulatory or legislative changes, including changes in beer excise taxes at either the federal or state level and changes in income taxes; changes in the litigation to which the company is a party; changes in raw materials prices; changes in packaging materials costs; changes in interest rates; changes in foreign currency exchange rates; unusual weather conditions that could impact beer consumption in the United States; changes in attendance and consumer spending patterns for the company's theme park operations; changes in demand for aluminum beverage containers; changes in the company's international beer business or in the beer business of the company's international equity partners; changes in the company's credit rating resulting from future acquisitions or divestitures; and the effect of stock market conditions on the company's share repurchase program. Anheuser-Busch disclaims any obligation to update any of these forward-looking statements.

Objectives

Anheuser-Busch remains focused on its three core objectives designed to enhance shareholder value:

Increasing domestic beer segment volume and per barrel profitability that, when combined with continued market share growth, will provide the base for long-term double-digit earnings per share growth and improvement in return on capital employed.

Increasing international beer segment profit growth. Anheuser-Busch has made significant marketing investments to build recognition of its Budweiser brands outside the United States and owns and operates breweries in China, including Harbin Brewery Group, acquired in 2004, and in the United Kingdom. The company also has a 50% equity position in Grupo Modelo, Mexico's largest brewer and producer of the Corona brand, and a 9.9% equity position in Tsingtao, the largest brewer in China and producer of the Tsingtao brand, with an agreement to eventually acquire a 27% economic interest.

Continued growth in profit and free cash flow in the packaging and entertainment segments. Packaging operations provide significant efficiencies, cost savings, and quality assurance for domestic beer operations. Entertainment operations enhance the company's corporate image by showcasing Anheuser-Busch's heritage, values and commitment to quality and social responsibility to approximately 20 million visitors annually.

Operating Results

Anheuser-Busch achieved increased sales and earnings for 2004, with consolidated net sales increasing 5.6% and reported earnings per share increasing 11.7%. All major business segments contributed to the sales and profit growth for the year. Earnings per share for 2004 benefited from certain one-time items: a $.015 per share gain in the first quarter from the sale of commodity hedges; a $.018 per share gain in the fourth quarter on sale of the company's equity investment in Compañía Cervecerías Unidas S.A. (CCU); and a fourth-quarter deferred income tax benefit of $.012 per share related to the company's Modelo investment, from a reduction in Mexican corporate income tax rates. None of these one-time items impact sales, gross profit, or operating income. Excluding these items, earnings per share increased 10.1% versus 2003.

Anheuser-Busch had another year of solid growth in earnings per share and expects earnings per share growth in the 6% to 9% range for 2005 compared with 2004, excluding the one-time items in 2004 and including the impact of expensing stock options, as shown below. The company will begin expensing stock options when it adopts FAS 123R, "Share-Based Payment," effective January 1, 2005, and will retrospectively apply the standard to all prior periods. Anheuser-Busch continues to target double-digit earnings per share growth over the longer term.

	Earnings Per Share		
	Projected 2005	2004	Increase
Excluding one-time items		$2.73	
Adoption of FAS 123R		(.15)	
Basis for comparison	$2.74 to $2.81	$2.58	6% to 9%

Comparisons of key operating results for the last three years are summarized in the following tables. Effective in the first quarter of 2002, the company ceased amortizing all goodwill when it adopted FAS No. 142, "Goodwill and Other Intangible Assets." Operating results for 2004, 2003 and 2002 are therefore presented on a consistent basis; they do not reflect any goodwill amortization expense.

Under FAS 142, Anheuser-Busch was not permitted to restate the results of operations for 2001 to exclude the earnings impact of goodwill amortization. The inclusion of goodwill amortization expense in 2001 results makes direct comparisons between 2002 and 2001 difficult. For the clearest understanding of the company's operations, all discussion of operating results for 2002 versus 2001 is therefore based on the 2001 results provided on a comparable basis, excluding the impact of goodwill amortization.

Comparison of Operating Results

Year Ended December 31 (in millions, except per share)

	2004	2003	2004 vs. 2003	
Gross sales	**$ 17,160**	$ 16,320	▲ $840	▲ 5.1%
Net sales	**$ 14,934**	$ 14,147	▲ $787	▲ 5.6%
Income before income taxes	**$ 2,999**	$ 2,824	▲ $175	▲ 6.2%
Equity income, net of tax	**$ 404**	$ 345	▲ $ 59	▲ 17.2%
Net income	**$ 2,240**	$ 2,076	▲ $164	▲ 7.9%
Diluted earnings per share	**$ 2.77**	$ 2.48	▲ $ .29	▲ 11.7%

	2003	2002	2003 vs. 2002	
Gross sales	$ 16,320	$ 15,687	▲ $633	▲ 4.0%
Net sales	$ 14,147	$ 13,566	▲ $581	▲ 4.3%
Income before income taxes	$ 2,824	$ 2,624	▲ $200	▲ 7.7%
Equity income, net of tax	$ 345	$ 352	▼ $ 7	▼ 1.9%
Net income	$ 2,076	$ 1,934	▲ $142	▲ 7.4%
Diluted earnings per share	$ 2.48	$ 2.20	▲ $ .28	▲ 12.7%

Comparison of Operating Results (continued)

Year Ended December 31 (in millions, except per share)

			2002 vs. 2001	
	2002	2001	Reported Basis	Comparable Basis*
Gross sales	$ 15,687	$ 14,973	△ 4.8%	△ 4.8%
Net sales	$ 13,566	$ 12,912	△ 5.1%	△ 5.1%
Income before income taxes	$ 2,624	$ 2,378	△ 10.3%	△ 9.6%
Equity income, net of tax	$ 352	$ 254	△ 38.3%	△ 28.2%
Net income	$ 1,934	$ 1,705	△ 13.4%	△ 11.1%
Diluted earnings per share	$ 2.20	$ 1.89	△ 16.4%	△ 14.0%

* Excludes goodwill amortization in 2001.

Provided in the table below for informational purposes are certain 2001 operating measures presented on an as-reported basis, which includes goodwill amortization expense, and on the comparable basis excluding goodwill amortization, which is used throughout this discussion (in millions, except per share).

	2001	2001	% Change 2002 vs. 2001	
	Reported Basis	Comparable Basis	Reported Basis	Comparable Basis
Cost of sales	$ 7,950.4	$ 7,938.9	△ 2.3%	▲ 2.4%
Gross profit margin	38.4%	38.5%	△ 1.7pts.	△ 1.6pts.
Marketing, distribution and administrative expenses	$ 2,255.9	$ 2,254.2	△ 8.8%	△ 8.9%
Operating income	$ 2,723.0	$ 2,736.2	△ 9.4%	△ 8.9%
Income before income taxes	$ 2,377.6	$ 2,393.5	△ 10.3%	△ 9.6%
Domestic beer segment income before income taxes	$ 2,667.1	$ 2,671.7	△ 9.5%	△ 9.3%
International beer segment income before income taxes	$ 54.4	$ 55.6	△ 39.9%	△ 36.9%
Packaging segment income before income taxes	$ 107.5	$ 108.3	△ 43.3%	△ 42.2%
Equity income, net of tax	$ 254.4	$ 274.3	△ 38.3%	△ 28.2%
Net income	$ 1,704.5	$ 1,740.3	△ 13.4%	△ 11.1%
Diluted earnings per share	$ 1.89	$ 1.93	△ 16.4%	△ 14.0%

Sales

Revenue per barrel reflects the net average sales price the company obtains from wholesaler customers for its products. The higher the net revenue per barrel, the greater the company's gross profit dollars and gross profit margin, with revenue per barrel increases having nearly twice the impact on profits as comparable percentage increases in beer volume. Revenue per barrel is calculated as net sales generated by the company's domestic beer operations on barrels of beer sold, determined on a U.S. GAAP basis, divided by the volume of beer shipped from the company's breweries.

Anheuser-Busch strives to obtain price increases that approximate, or are slightly less than, increases in the U.S. Consumer Price Index (CPI) over time. On a constant dollar basis, beer is more affordable today than it was 10 years ago, and the company believes that its pricing strategy allows for continuing future moderate price increases. The company also believes that significant excise tax increases, although not expected, could disrupt the current favorable industry pricing environment because tax increases could trigger retail beer price increases in excess of the CPI. The cost of such increases would be borne directly by consumers.

Anheuser-Busch reports domestic beer sales volume based on beer sales to the company's network of independent wholesalers. Higher beer sales-to-wholesalers volume will increase gross profit dollars and potentially increase gross profit margin. Wholesaler sales-to-retailers volume is a leading indicator of demand for the company's products at the retail level. Higher wholesaler sales-to-retailers require increased beer sales-to-wholesalers to meet ongoing demand.

Domestic beer volume represents Anheuser-Busch brands produced and shipped within the United States. International beer volume consists of brands produced overseas by company-owned operations in China and the United Kingdom and under various license and contract-brewing agreements, plus exports from the company's U.S. breweries to markets around the world. Worldwide beer volume is composed of domestic volume and international volume. International equity partner brands volume represents the company's ownership percentage share of volume in its foreign equity partner Grupo Modelo, reported on a one-month-lag basis, and it also includes Anheuser-Busch's pro rata share in the beer volume of CCU for all years shown. The company sold its equity interest in CCU in November 2004. Total brands combines worldwide volume with international equity partner brands volume.



Sales*
$ in billions
04
03
02
01
00
$17.2
$14.9
$16.3
$14.1
$15.7
$13.6
$15.0
$12.9
$14.5
$12.5
Gross Sales
Net Sales

* The difference between gross sales and net sales represents beer excise taxes.

Worldwide Beer Volume

The company's reported beer volume for the three years ended December 31, 2004, is summarized in the following table (millions of barrels):

	2004	2003	Change
Domestic	**103.0**	102.6	▲ 0.4%
International	**13.8**	8.4	▲ 64.8%
Worldwide A-B brands	**116.8**	111.0	▲ 5.3%
International equity partner brands	**19.3**	18.8	▲ 2.7%
Total brands	**136.1**	129.8	▲ 4.9%

	2003	2002	Change
Domestic	102.6	101.8	▲ 0.8%
International	8.4	8.0	▲ 5.0%
Worldwide A-B brands	111.0	109.8	▲ 1.1%
International equity partner brands	18.8	18.1	▲ 4.0%
Total brands	129.8	127.9	▲ 1.5%

	2002	2001	Change
Domestic	101.8	99.7	▲ 2.1%
International	8.0	7.5	▲ 5.4%
Worldwide A-B brands	109.8	107.2	▲ 2.3%
International equity partner brands	18.1	17.2	▲ 5.3%
Total brands	127.9	124.4	▲ 2.8%

Sales — 2004 vs. 2003

Anheuser-Busch achieved improvement in both gross and net sales in 2004, increasing to $17.2 billion and $14.9 billion, respectively. The difference between gross and net sales represents beer excise taxes of $2.23 billion. Gross sales for the year increased $840 million, or 5.1%, and net sales improved $787 million, or 5.6%. These increases were driven primarily by a 3% increase in domestic beer segment sales, due to higher revenue per barrel and higher volume, with the increase in revenue per barrel generating $323 million in net sales improvement, and beer volume gains contributing $43 million of the increase. The company has led the U.S. brewing industry in sales volume and market share since 1957.

The company also reported improved sales from all other major business segments. International beer segment sales increased $173 million due to volume gains in Canada, China, and the United Kingdom and the impact of Harbin in the second half of the year. Packaging segment sales increased $172 million primarily due to higher soft drink can volume and pricing and increased sales by the company's aluminum recycling operations. Entertainment segment sales were up $65 million due to higher admissions pricing and increased in-park spending. Entertainment sales were adversely impacted by the series of hurricanes in Florida in the second half of the year.

As a result of the continuing favorable pricing environment, domestic beer revenue per barrel increased 2.5% versus 2003. The gross margin impact of the increase in domestic beer revenue per barrel was offset by the impact of higher sales and costs from the company's commodity-based can manufacturing and aluminum recycling operations. For the year, consolidated gross margin declined 40 basis points versus 2003. Domestic beer gross profit margin increased 20 basis points for the year.

Consistent with the company's practice of implementing moderate annual price increases in two phases, Anheuser-Busch completed the first stage of its pricing plan for 2005 in October 2004. The success of these pricing actions contributed to the company's full-year revenue per barrel results. As planned, the second phase of the 2005 pricing initiatives, implemented the first week of February 2005, has been successful. As in the past, the revenue enhancement initiatives have been tailored to specific markets, brands and packages.

Domestic beer sales-to-wholesalers increased 0.4% in 2004, to 103.0 million barrels. This increase was led by continued growth of the Michelob ULTRA and Bud Light brands. Wholesaler sales-to-retailers declined 0.3% versus 2003. Both sales-to-retailers and sales-to-wholesalers were adversely impacted during the year by abnormally wet weather in many key markets, especially during the key summer selling season. This was coupled with a general slowdown in consumer spending during the year, particularly among lower-income consumers.

The company's domestic market share (excluding exports) for the full year 2004 was 49.6%, compared to 2003 market share of 49.7%. Domestic market share is based on estimated U.S. beer industry sales using information provided by the Beer Institute and the U.S. Department of Commerce.

International beer volume increased 5.4 million barrels, or 65%, to 13.8 million barrels in 2004 due to volume growth in the company's three largest markets, Canada, China and the United Kingdom, and the addition of Harbin volume. Excluding 5.2 million barrels of Harbin volume, international volume grew 3.2% for the year. The growth in international volume drove the 5.3% increase in worldwide volume, to 116.8 million barrels. International equity partner volume grew to 19.3 million barrels, 2.7% versus 2003, as a result of Grupo Modelo volume improvement. Equity partner volume growth was adversely impacted by the sale of CCU in November 2004. Total brands volume increased 4.9% for the year versus 2003.

Sales — 2003 vs. 2002

The company reported gross sales of $16.3 billion and net sales of $14.1 billion in 2003, representing increases of 4%, or $633 million, and 4.3%, or $581 million, respectively, compared with 2002. Both increases were principally due to a $410 million, or 3.9%, increase in domestic beer segment net sales, resulting from 3.1% higher domestic revenue per barrel and a 0.8% increase in beer volume. The increase in revenue per barrel generated $324 million in net sales improvement; beer volume gains contributed $86 million of the increase.

In addition to domestic beer sales increases, international beer net sales increased $55 million, primarily due to volume growth in China and Canada. Packaging segment sales increased $30 million due to higher can pricing. Entertainment sales increased $65 million on increased ticket prices, higher in-park spending, and slightly higher attendance in 2003. The difference between gross and net sales represents beer excise taxes of $2.17 billion.

The 3.1% growth in domestic revenue per barrel enhanced both gross and operating profit margins. For the full year 2003, gross margin increased 20 basis points to 40.3%, while operating margin increased 60 basis points to 22.6%. Consumers trading up to the super-premium Michelob family enhanced the company's revenue per barrel results.

Domestic beer sales-to-wholesalers volume increased 0.8%, to 102.6 million barrels for 2003. These results are due to Michelob ULTRA and increased Bud Light sales volume. Wholesaler sales-to-retailers volume accelerated through the second half of 2003, increasing 1.7% in the fourth quarter, and was up 0.9% for the year. The company's domestic market share (excluding exports) for the full year 2003 was approximately 49.7%, compared with 49% for 2002.

Worldwide Anheuser-Busch beer sales volume increased 1.1% for the year to 111.0 million barrels and total volume increased 1.5%, to 129.8 million barrels. International Anheuser-Busch brand beer volume for the year was up 5% versus 2002, to 8.4 million barrels, principally due to increased beer volume in China.

Sales — 2002 vs. 2001

Gross sales were $15.7 billion and net sales were $13.6 billion in 2002, representing increases of 4.8%, or $714 million, and 5.1%, or $655 million, respectively, compared with 2001. The increases in gross and net sales were principally due to a $570 million, or 5.7% increase in domestic beer segment net sales resulting from higher domestic revenue per barrel and higher domestic beer sales volume. Revenue per barrel generated $354 million in net sales improvement, while higher beer volume contributed $216 million of the increase.

International beer net sales increased $43 million, primarily due to volume growth in China. Packaging segment net sales were up $24 million due to higher soft drink can prices and increased volume. Entertainment segment net sales increased $11 million due to higher ticket prices and increased in-park spending, partially offset by slightly lower attendance. The difference between gross and net sales represents beer excise taxes of $2.12 billion.

Domestic beer revenue per barrel grew 3.5% for 2002, reflecting a favorable domestic pricing environment and the introductions of Michelob ULTRA and Bacardi Silver. Excluding favorable mix, domestic revenue per barrel increased 2.8% for the year. The increases in revenue per barrel enhanced both gross and operating profit margins, which improved 160 basis points and 80 basis points, respectively, in 2002 versus the prior year.

Domestic beer sales-to-wholesalers volume increased 2.1% versus 2001, to 101.8 million barrels. This increase was led by Bud family sales, as well as the introductions of Bacardi Silver and Michelob ULTRA. Wholesaler sales-to-retailers volume was up 1.6% for the year. The company's domestic market share for 2002 (excluding exports) was 49% versus 2001 market share of 48.7%.

Worldwide Anheuser-Busch beer sales volume increased 2.3% in 2002, to 109.8 million barrels. Total beer sales volume was 127.9 million barrels in 2002, up 2.8% versus 2001. International Anheuser-Busch brand beer volume for 2002 was 8.0 million barrels, an increase of 5.4% versus 2001. During 2002, Canada, China, and the United Kingdom all experienced volume growth.

Cost of Sales

The company continuously strives to reduce costs throughout its system. Brewery modernizations have yielded long-term savings through reduced beer packaging and shipping costs and reduced maintenance costs. The company's focused production methods and wholesaler support distribution centers concentrate small-volume brand and package production at three breweries to create production efficiencies, reduce costs, and enhance responsiveness to changing consumer brand and package preferences. The company also works to reduce distribution costs for its products through better systemwide coordination with its network of independent wholesalers.

Cost of sales was $9.0 billion for 2004, an increase of $533 million, or 6.3%, compared with 2003. The increase in cost of sales is due to higher costs for all of the company's major business segments. The increase in domestic beer costs is due to increased costs for brewing and packaging materials, costs associated with increased beer volume, and higher utility costs. International beer experienced higher costs associated with increased beer volume plus the impact of incremental cost of sales associated with Harbin volume. Packaging operations incurred higher aluminum costs and entertainment operations incurred higher park operating expenses, including hurricane cleanup costs in the third quarter. Consolidated gross profit margin decreased 40 basis points, to 39.9%, due primarily to a 20 basis point gross margin increase from domestic beer operations being more than offset by higher sales and costs from the company's commodity-based can manufacturing and aluminum recycling operations.

Cost of sales was $8.4 billion in 2003, an increase of $318 million, or 3.9%, compared with 2002. The increase is due to higher costs in the domestic beer segment, attributable to costs associated with higher beer sales volume, higher production costs primarily resulting from increased brewing and packaging materials, and higher utilities costs. Brewing and packaging materials costs and utilities were higher in the second half of 2003 than experienced in the first half of the year. Cost of sales for international beer operations also increased due to costs associated with increased beer volume, while theme park and packaging operations and the company's commodity recycling business all experienced increased cost of sales. Gross profit as a percentage of net sales was 40.3% for the year, an increase of 20 basis points versus 2002.

Cost of sales was $8.13 billion in 2002, an increase of $192 million, or 2.4% versus 2001. The increase in 2002 was due primarily to higher domestic beer segment costs, driven by costs associated with higher beer volume of $78 million, partially offset by lower brewing materials, aluminum and energy costs. Cost of sales also increased in the international beer segment, due to costs associated with increased beer volume and in the packaging and entertainment businesses. Gross profit as a percentage of sales was 40.1%, an increase of 160 basis points versus 2001, reflecting higher domestic beer margins generated by improved pricing and favorable costs.

Marketing, Distribution and Administrative Expenses

Advertising and promotional activities for its beer brands and theme park operations are important elements of Anheuser-Busch's strategy, and represent significant annual expenditures. The company employs a variety of national, regional and local media outlets in its promotional efforts, including television, radio, print and outdoor advertising, and event sponsorships.

Marketing, distribution and administrative expenses were $2.59 billion in 2004, an increase of $92 million, or 3.7%, compared with 2003. The increase is principally due to increased international beer marketing and distribution costs, higher entertainment advertising costs, increased marketing costs associated with the Olympics, higher domestic beer distribution costs from owning an additional wholesale operation, and higher corporate expenses due primarily to higher employee benefits costs.

Marketing, distribution and administrative expenses for 2003 were $2.50 billion, an increase of $43 million, or 1.7%, compared with 2002. This increase is principally due to marketing costs related to Michelob ULTRA, increased company-owned wholesale beer distribution costs, higher international beer marketing costs in Europe and China, and increased theme park advertising costs. Partially offsetting these increases were lower domestic beer segment legal costs and reduced administrative expenses for the entertainment segment.

Marketing, distribution and administrative expenses of $2.46 billion in 2002 represent an increase of $201 million versus 2001 expenses, or 8.9%. The increase is due to higher domestic beer marketing costs for the Bud and Michelob families, introductory costs and ongoing support for Michelob ULTRA and Bacardi Silver, increased distribution costs due to the acquisition of a beer wholesaler in California, higher litigation costs, and a $20 million contribution to the company's charitable foundation.

Operating Income

Operating income represents the measure of the company's financial performance before net interest cost, other non-operating items and equity income. Operating income for 2004 was $3.4 billion, an increase of $162 million, or 5.1%, versus 2003. This increase is due to improved results from all business segments in 2004. Operating margin for the year was 22.5%, a decline of 10 basis points compared with 2003, primarily resulting from higher sales and costs in aluminum can and recycling operations.

Operating income was $3.20 billion in 2003 and $2.98 billion in 2002, representing increases versus the prior year of $219 million, or 7.4%, in 2003, and $244 million, or 8.9%, in 2002. Operating margins were 22.6% and 22.0% for 2003 and 2002, respectively. Margin growth in 2002 compares to 2001 results, which were higher than normal due to inclusion of the $17.8 million gain on the sale of SeaWorld Cleveland. Increases in operating income and margins for 2003 and 2002 are due to higher domestic beer margins and improved operating results from all other business segments.

Interest Expense Less Interest Income

Interest expense less interest income was $422.2 million for 2004, $399.8 million for 2003, and $367.4 million for 2002, representing increases of 5.6%, 8.8%, and 2.0%, respectively, compared with prior years. These increases primarily result from higher average outstanding debt balances compared with prior years, partially offset by lower interest rates for all three years. See the Liquidity and Financial Condition section of this discussion for additional information regarding the company's leverage philosophy and specific changes in the company's debt portfolio.

Interest Capitalized

Interest capitalized was $21.9 million in 2004, $24.4 million in 2003, and $17.7 million in 2002. The amount of interest capitalized fluctuates depending on construction-in-progress balances, which are impacted by the amount and timing of capital spending, the timing of project completion dates, and by market interest rates.

Other Income/Expense, Net

Other income/expense, net includes earnings from the company's limited partnership equity investments in beer wholesalers, in addition to other items of a nonoperating nature that do not have a material impact on the company's consolidated results of operations, either individually or in total. The company had consolidated net other income of $38.7 million in 2004 and $400,000 in 2003, and net other expense of $6.4 million in 2002.

Other income for 2004 includes the one-time pretax gain of $19.5 million ($.015 per share) in the first quarter from the sale of commodity derivatives that had been in place for future years. The hedges were originally placed using estimates of costs to be contained in the renewal of supply contracts. Anheuser-Busch lowered its cost estimates during the first quarter after completing negotiations, resulting in significant hedge ineffectiveness in compliance with FAS 133. Because of the hedge ineffectiveness, the company sold the hedges and realized the ineffective portion of the gain, which is reported as a corporate item for business segment reporting purposes. Also in the first quarter 2004, the company sold two beer wholesaler partnerships and recorded a $19.1 million pretax gain, which is included in domestic beer results for segment reporting. In November 2004, the company recorded a $13.4 million pretax gain ($.018 per share) on the sale of its investment in CCU. This gain is recognized in international beer for segment reporting.

In 2003, the company recognized a $6 million gain from the sale of a company-owned beer wholesalership in Washington state, and also incurred offsetting amounts related to expenses associated with the early call of higher-interest-rate debt and a gain from the receipt of proceeds from an insurance company.



Income Before Income Taxes
in millions
04
$2,999.4
03
$2,824.3
02
$2,623.6
01
$2,377.6
00
$2,179.9

Income Before Income Taxes

2004 vs. 2003

Income before income taxes for 2004 was $3.0 billion, an increase of $175 million, or 6.2%, versus 2003. This increase reflects improved results for all of the company's operating segments.

Pretax income for the domestic beer segment was up 5% for the full year, reflecting higher revenue per barrel and higher beer sales volume. International beer segment pretax income improved 44% for the full year versus 2003, primarily due to volume and profit growth in China, Canada, and the United Kingdom; the impact of Harbin in the second half of the year; and the gain on the sale of CCU. Packaging segment pretax profits were up 5% for the full year 2004 versus 2003, primarily due to higher soft drink can volume and pricing and improved results from the company's aluminum recycling operation. Entertainment segment pretax income increased 6% compared with the full year 2003, primarily due to higher admissions pricing and increased in-park spending. Entertainment results include the impact of the series of hurricanes in Florida during the third quarter.

2003 vs. 2002

Income before income taxes of $2.8 billion in 2003 represented an increase of $200 million, or 7.7%, versus 2002. The increase for 2003 is primarily due to increased domestic beer segment pretax results, along with improved profit contribution from all of the company's remaining business segments.

Domestic beer segment pretax income was up 6.8%, reflecting higher revenue per barrel and increased beer volume. International beer segment pretax income increased 19%, primarily due to volume and profit growth in China. Packaging segment pretax profits were up 1% in 2003, primarily due to improved profits in the company's can, bottle and label manufacturing operations. Entertainment segment income before income taxes increased 6.4% compared with 2002, primarily due to higher admissions pricing and increased in-park spending.

2002 vs. 2001

Income before income taxes was $2.62 billion in 2002, an increase of $230 million, or 9.6% versus 2001. The 2002 increase is due to higher results from all business segments.

Domestic beer pretax income for the year was up 9.3%, to $2.92 billion, reflecting higher revenue per barrel and increased beer volume. International beer segment pretax income increased 37% for 2002, primarily due to volume and profit growth in China. Packaging segment pretax profits were up 42%, primarily due to higher soft drink can prices and volume, along with a profit contribution from the company's bottle manufacturing operation in 2002 compared with a loss in the 2001 start-up year. Entertainment segment pretax profits for the year were up 3.8% compared with 2001. This comparison includes the $17.8 million pretax gain on the sale of the company's SeaWorld Cleveland theme park in 2001.

Equity Income, Net of Tax

Equity income was $404.1 million for 2004, up $59 million, or 17.2%, versus 2003 due to the benefit of price increases implemented by Grupo Modelo, volume growth, and the $18 million one-time benefit from the reduction in Mexican corporate income tax rates. The tax rate benefit is partially offset by $8 million of incremental U.S. deferred income taxes in the consolidated income tax provision. Equity income results for 2003 include a $5.5 million after-tax gain representing Anheuser-Busch's equity share of CCU earnings from the sale of a brewery in Croatia.

Equity income of $344.9 million in 2003 decreased $7 million versus 2002, primarily due to a $17 million one-time deferred income tax benefit included in 2002 Modelo equity income, partially offset by a $6.5 million charge in 2002 related to a brewery operation restructuring. The deferred tax benefit, which resulted from lower Mexican statutory income tax rates enacted in the first quarter of 2002, was largely offset by higher U.S. deferred income taxes included in the 2002 consolidated income tax provision. Equity income growth from Modelo for 2003 was also dampened by lower export volume growth, Modelo not raising prices, and a weaker peso. As noted, Anheuser-Busch's equity share of CCU earnings for 2003 benefited from the after-tax gain on the sale of a brewery in Croatia.

Equity income increased 28.2%, to $351.7 million, for 2002 versus 2001. The increase is primarily due to Modelo's underlying volume and earnings growth. As noted previously, 2002 results include the net favorable impact of the Modelo tax rate benefit and brewery restructuring charge.

Income Taxes

Anheuser-Busch's effective tax rate of 38.8% for 2004 increased 10 basis points versus the 2003 rate of 38.7%. The rate for 2004 includes the impact of the incremental U.S. deferred income taxes related to the Mexican corporate tax rate reduction previously discussed. The 2003 effective rate decreased 100 basis points versus the 39.7% rate in 2002. The decrease results from a more favorable foreign tax credit position in 2003, and an unusually high effective rate in 2002 due to higher U.S. deferred income tax expense to offset a 2002 Mexican income tax rate benefit included in equity income. The rate in 2002 was 70 basis points higher than 2001, due to the incremental U.S. deferred taxes in 2002 and higher foreign taxes, partially offset by the write-off in 2001 of goodwill associated with the sale of SeaWorld Cleveland. See Note 11 for additional information.

Net Income and Diluted Earnings Per Share

Anheuser-Busch generated net income of $2.2 billion for 2004, an increase versus 2003 of $164 million, or 7.9%. Diluted earnings per share were $2.77 in 2004, an increase of 11.7%, or $.29, compared with 2003 results. Diluted earnings per share benefit from the company's ongoing share repurchase program. The company repurchased 33.2 million common shares in 2004, 39.4 million shares in 2003, and 40.7 million shares in 2002. As shown below, diluted earnings per share, excluding the one-time gain on commodity hedges, the gain on the sale of CCU, and the Mexican income tax rate benefit, increased 10.1% versus 2003 (in millions, except per share).

	Income before Income Taxes	Provision for Income Taxes	Equity Income	Net Income	Earnings Per Share Three Decimals	Earnings Per Share Two Decimals
Reported	$2,999.4	$(1,163.2)	$404.1	$2,240.3	$2.771	$2.77
Commodity hedge gain	(19.5)	7.4		(12.1)	(.015)	
Gain on sale of CCU	(13.4)	(1.3)		(14.7)	(.018)	
Benefit from Mexican tax rate reduction		8.0	(18.0)	(10.0)	(.012)	
Excluding one-time items	$2,966.5	$(1,149.1)	$386.1	$2,203.5	$2.725	$2.73
Percentage increase versus 2003				6.1%		10.1%

The company earned net income of $2.1 billion in 2003, an increase of $142 million, or 7.4%, over 2002. Net income of $1.93 billion in 2002 represented an increase of $193 million, or 11.1%, over 2001. Earnings per share were $2.48 in 2003, an increase of $.28, or 12.7%, compared with 2002. Earnings per share of $2.20 for 2002 reflected an increase of $.27 per share, or 14%, versus 2001. Earnings per share for 2002 included a two-thirds cent negative impact from Modelo's brewery restructuring.


Diluted Earnings Per Share*
04
03
02
01
00
$2.77
$2.48
$2.20
$1.89
$1.69

*On a comparable basis, which excludes goodwill amortization, diluted earnings per share for 2001 and 2000 would have been $1.93 and $1.72, respectively.

Employee-Related Costs

Employee-related costs were $2.35 billion in 2004, an increase of 7.5% versus 2003 costs. Employee-related costs totaled $2.19 billion in 2003, an increase of 6.0% versus 2002 costs of $2.07 billion, which had increased 4.2% versus 2001. The changes in employee-related costs primarily reflect normal increases in salaries, wages and benefit levels plus the acquisition of Harbin in 2004. Salaries and wages comprise the majority of employee-related costs and totaled $1.75 billion in 2004, $1.68 billion in 2003, and $1.63 billion in 2002, representing increases versus prior year of 4.0%, 2.8% and 1.7%, respectively. The remainder of employee-related costs consists of pension benefits, life insurance, health care benefits, and payroll taxes.

The company had 31,435 full-time employees at December 31, 2004, including 8,077 Harbin employees. Full-time employees numbered 23,316 and 23,176 at the end of 2003 and 2002, respectively.


Employee-Related Costs
in millions
04
03
02
01
00
$2,352.3
$2,189.0
$2,065.8
$1,983.5
$1,915.3

Other Taxes

In addition to income taxes, the company is significantly impacted by other federal, state and local taxes, most notably beer excise taxes. Tax expense related to 2004 operations, not including the many indirect taxes included in materials and services purchased, totaled $3.63 billion, an increase of 3.2% versus total taxes in 2003 of $3.52 billion. These amounts highlight the burden of taxation on the company and the brewing industry in general. Tax expense in 2003 increased 3.4% compared with total taxes in 2002 of $3.41 billion.

Proposals to increase excise taxes on beer are addressed by the company and the brewing industry every year, and there has been added pressure recently to increase taxes to help offset state budget deficits. Anheuser-Busch understands that spending cuts or temporary tax increases may be necessary for states to address budget concerns; however, the company believes that states should accomplish this objective in the most efficient and least harmful way possible. The company does not believe excise taxes, which are regressive and primarily burden working men and women, are the solution. To ensure its views on this important matter are known, company and industry representatives meet proactively on an ongoing basis with legislators and administration officials from various states to present arguments against increases in beer excise taxes.

Return on Capital Employed

Value for shareholders is created when companies earn rates of return in excess of their cost of capital. Anheuser-Busch views the rate of return on capital employed to be a key performance measure because it gauges how efficiently the company is deploying its capital assets. Also, increases in the rate are often considered by the investment community to be a strong driver of stock price, especially in conjunction with earnings per share growth.

The company's rate of return on capital employed was 18.4% in both 2004 and 2003. Return on capital employed in 2004 excluding the impact of Harbin was 19.0%, a 60 basis point increase versus 2003. Return on capital employed is computed as net income for the year plus after-tax net interest (interest expense less interest capitalized), divided by average net investment. Net investment is defined as total assets less nondebt current liabilities. The return on capital employed ratio measures after-tax performance; therefore net interest cost is tax-effected in the computation for consistency. For 2004 and 2003, after-tax net interest expense was $251 million and $234 million, respectively, calculated as pretax net interest expense of $405 million and $377 million, respectively, less income taxes applied at 38%. Return on capital employed in 2004 excluding Harbin is calculated as shown below (in millions).

Net income before interest expense	$ 2,491.4
Less: Harbin	(5.2)
Excluding Harbin	$ 2,486.2
Average net assets	$13,518.4
Less: Harbin	(412.9)
Excluding Harbin	$13,105.5
Return on capital employed excluding Harbin	19.0%

Liquidity and Financial Condition

Anheuser-Busch's strong financial position allows it to pursue its growth strategies while providing substantial direct returns to shareholders. Accordingly, the company has established well-defined priorities for its available cash:

Reinvest in core businesses to achieve profitable growth. To enhance shareholder value, the company will continue to make investments to improve efficiency and add capacity as needed in its existing operations, and intends to make selected equity investments in leading international brewers in higher-growth beer markets.

Make substantial cash payments directly to shareholders through consistent dividend growth and the repurchase of common shares. The company has paid cash dividends each year since 1933, and it has repurchased approximately 3% of outstanding shares annually for over 10 years. In July 2003, Anheuser-Busch announced a change in the company's dividend policy in reaction to the reduction in the federal income tax rate on corporate dividends enacted that year. It is the company's intent to increase dividends per share in line with the company's diluted earnings per share growth, versus a prior policy of increasing dividends per share somewhat less than the growth in earnings per share.

The company considers its ratio of cash flow to total debt to be the most important measure of ongoing liquidity, and currently targets a ratio toward the upper end of the 30% to 40% range, in order to maintain its strong credit ratings of A1 and A+, from Moody's and Standard & Poor's, respectively. Based on its specific financial position and risk tolerance, Anheuser-Busch believes a strong Single A rating strikes the best balance between a low cost-of-capital and maintaining adequate financial flexibility. The company's ratio of cash flow to total debt was 37.7% in 2004, 40.3% in 2003 and 39.7% in 2002.



Ratio of Cash Flow to Total Debt
04
37.7%
03
40.3%
02
39.7%
01
38.8%
00
41.6%

Sources and Uses of Cash

The company's primary source of liquidity is cash provided by operations. Principal uses of cash are capital expenditures, share repurchases, dividends, and business investments. Information on the company's cash flows, by category, is presented in the consolidated statement of cash flows.

Cash generated by each of the company's business segments is projected to exceed funding requirements for that segment's anticipated capital expenditures. Corporate spending on share repurchases and dividend payments, plus possible additional investments in international brewers, will require external financing while the company maintains its target cash flow to total debt ratio. The use of debt financing lowers the company's overall cost of capital and the nature, extent and timing of external financing will vary depending on the company's evaluation of existing market conditions and other economic factors. The company uses its share repurchase program to manage its leverage position, and typically operates at a working capital deficit as it manages its cash flows. The company had working capital deficits of $151 million, $227 million, and $283 million at December 31, 2004, 2003, and 2002, respectively.

Operating Cash Flow Before Change In Working Capital


in millions
04
03
02
01
00
$3,121.9
$2,938.3
$2,624.3
$2,316.0
$2,230.0

Off-Balance-Sheet Obligations, Commitments and Contingencies

Anheuser-Busch has a long history of paying dividends and expects to continue paying dividends each year. The company also has an active common share repurchase program and anticipates continued share repurchase in the future. However, Anheuser-Busch has no commitments or obligations related to dividends, or for the repurchase or pledging of common shares. The company has cash commitments in the normal course of business, including operating leases. The company has no off-balance-sheet obligations structured to avoid disclosure of assets or liabilities.

The 9% debentures due 2009 (included in debt on the consolidated balance sheet) permit holders to require repayment of the debt prior to its maturity after a decline in the company's credit rating below investment grade. The credit downgrade must be preceded by a change in control. The total outstanding balance for this debt at December 31, 2004, is $350 million. The 5.35% notes due 2023 permit beneficiaries of deceased note owners to require repayment of the debt at any time prior to maturity, subject to an annual limit of $25,000 per decedent and a cap on aggregate redemptions of $3.6 million per year. The company redeemed $1.9 million and $130,000 of these notes in 2004 and 2003, respectively. The company's fixed charge coverage ratio was 7.8X for the years ended December 31, 2004 and 2003, and was 7.6X for 2002. The company's future cash commitments are shown below, as of December 31, 2004 (in millions).

	2005	2006 and 2007	2008 and 2009	2010 and Thereafter	Total
Capital expenditures	$ 304	$ 44	$ —	$ —	$ 348
Interest payments	426	834	807	4,843	6,910
Operating leases	38	55	31	289	413
Brewing and packaging materials	370	239	231	538	1,378
Unfunded benefit payments	71	205	133	375	784
Maturities of long-term debt	112	471	747	6,949	8,279
	$1,321	$1,848	$1,949	$12,994	$18,112

Capital Expenditures

During the next five years, the company will continue capital expenditure programs designed to take advantage of growth and productivity improvement opportunities for its beer, packaging and entertainment operations. The company has a formal and intensive review procedure for the authorization of capital expenditures, with the most important financial measure of acceptability for a discretionary capital project being whether its projected discounted cash flow return on investment exceeds the company's cost of capital.

Capital expenditures totaled $1.1 billion in 2004, $993 million in 2003, and $835 million in 2002. The increase in 2003 spending corresponds with a decline in 2002 spending (versus 2001) and is attributable to the deferral of spending from 2002. Capital expenditures over the past five years totaled $5.0 billion. The company expects capital expenditures in 2005 in the range of $1.0 billion to $1.1 billion and is projecting capital spending during the five-year period 2005-2009 of approximately $4.8 billion. See Note 16 for information on capital expenditures by business segment.

Capital Expenditures/Depreciation and Amortization


in millions
04
03
02
01
00
$1,089.6
$932.7
$993.0
$877.2
$834.7
$847.3
$1,022.0
$834.5
$1,074.5
$803.5
Capital Expenditures
Depreciation and Amortization

Share Repurchase

The company spent $1.70 billion, $1.96 billion, and $2.03 billion to repurchase Anheuser-Busch common shares in 2004, 2003, and 2002, respectively. From an economic perspective, the company's share repurchase program represents an effective cash flow and opportunity cost offset to stock option grants, because the market value increase of repurchased shares directly offsets the increase in the in-the-money value of outstanding options. Anheuser-Busch has historically repurchased significantly more shares each year than it has issued under stock option plans, with average net repurchases of 2% to 3% of outstanding shares each year. Additionally, assuming the company borrows each year to repurchase shares, the cash tax benefits the company receives related to the exercise of stock options has historically exceeded the related after-tax interest cost on such borrowing. See Note 13 for details of common stock activity.

Dividends

Dividends are paid in the months of March, June, September and December of each year. Cash dividends paid to shareholders were $742.8 million in 2004, $685.4 million in 2003, and $649.5 million in 2002. In the third quarter of 2004, effective with the September dividend, the board of directors increased the quarterly dividend rate from $.22 to $.245 per share. This increased annual dividends to $.93 per share, a 12.0% increase compared with $.83 per share in 2003. The dividend rate in 2003 reflected an increase of 10.7% compared with the rate of $.75 per share in 2002. Quarterly dividends per share for the first and second halves of the year, respectively, were $.22 and $.245 for 2004, $.195 and $.22 for 2003, and $.18 and $.195 for 2002.



Net Income/Dividends
in millions
04
$2,240.3
$742.8
03
$2,075.9
$685.4
02
$1,933.8
$649.5
01
$1,704.5
$614.1
00
$1,551.6
$571.0
Net Income
Dividends

Pension Contributions

The company made accelerated contributions to its pension plans totaling $187 million, $75 million, and $201 million, respectively, in 2004, 2003, and 2002. Projections indicated that Anheuser-Busch would have been required to contribute these amounts in future years, but the company chose to make the contributions early in order to enhance the funded status of the plans.

Financing Activities

The company uses Securities and Exchange Commission (SEC) shelf registration statements to provide flexibility and efficiency when obtaining long-term financing. At December 31, 2004, a total of $1.75 billion of SEC registered debt was available for issuance. The company's debt balance increased a total of $993.2 million in 2004, compared with a total increase of $682.2 million in 2003. Details of debt increases and decreases follow. The ESOP debt guarantee expired March 31, 2004.

Increases In Debt

Description	Amount (in millions)	Interest Rate (fixed unless noted)
2004		
U.S. Dollar Notes	**$ 800.0**	**$550.0 at 5.0%; $250.0 at 4.7%**
Commercial Paper, Net	**637.8**	**1.40% wtd. avg., floating**
Chinese Renminbi-Denominated Bank Loans	**118.4**	**4.7% to 8.35%**
Industrial Revenue Bonds	**1.0**	**5.875%**
Other, net	**6.5**	**Various**
	$1,563.7	
2003		
U.S. Dollar Notes	$1,280.0	$180.0 at 5.35%; $400.0 at 5.05%; $300.0 at 4.95%; $200.0 at 4.625%; $200.0 at 4.5%
Commercial Paper, Net	113.5	1.08% wtd. avg., floating
Other, net	4.6	Various
Issuance discounts	(6.2)	N/A
	$1,391.9	

Decreases In Debt

Description	Amount (in millions)	Interest Rate (fixed unless noted)
2004		
Euro Notes	**$ 251.0**	**$200.0 at 6.5%; $51.0 at 4.6%**
U.S. Dollar Notes	**251.9**	**$250.0 at 7.1%; $1.9 at 5.35%**
ESOP Note	**46.3**	**8.25%**
Chinese Renminbi-Denominated Bank Loans	**4.8**	**5.57% wtd. avg.**
Other, net	**16.5**	**Various**
	$ 570.5	
2003		
U.S. Dollar Notes	$450.0	6.75%
U.S. Dollar Debentures	200.0	7.375%
ESOP Note	44.0	8.25%
Other, net	15.7	Various
	$709.7	

In addition to long-term debt, Anheuser-Busch issues commercial paper as a source of shorter-term financing. Commercial paper activity is supported by the company's committed $2 billion short-term bank revolving credit agreement that expires in 2008. This standby credit agreement, which has never been used, provides Anheuser-Busch with an immediate and continuing source of liquidity. See Note 8 for additional information.

Commercial paper borrowings generally fluctuate in conjunction with the seasonality of operations and the timing of long-term debt issuance, with the company experiencing its strongest cash flows in the second and third quarters of the year, and relatively lower cash flows in the first and fourth quarters. Peak commercial paper borrowings of $1.2 billion and $694 million occurred in October 2004 and April 2003, respectively. Lowest commercial paper borrowings were $254 million in June 2004 and zero in June 2003. Average outstanding commercial paper balances were $756 million during 2004 and $373 million during 2003.

Common Stock

At December 31, 2004, registered common stock shareholders numbered 54,654, compared with 56,094 at the end of 2003. The company's common stock is listed on the New York Stock Exchange under the symbol BUD. The closing price of the company's common stock at December 31, 2004 and 2003 was $50.73 and $52.68, respectively. Comparative 2004 and 2003 high and low quarterly closing prices for BUD are provided in the following table.

Price Range of Anheuser-Busch Common Stock (BUD)

	2004		2003	
Quarter	**High**	**Low**	High	Low
First	**$54.01**	**$49.94**	$50.27	$45.92
Second	**$54.22**	**$50.52**	$53.69	$46.45
Third	**$54.29**	**$49.45**	$52.29	$49.34
Fourth	**$51.07**	**$49.83**	$52.90	$48.69

Critical Accounting Policies

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available under U.S. generally accepted accounting principles (GAAP), and for which choosing a legitimate alternative would yield materially different results. Outlined below are the accounting policies that Anheuser-Busch believes are key to a full understanding of the company's operations and financial results. All the company's accounting policies are in compliance with U.S. GAAP.

Revenue Recognition

The company's revenue recognition policies are simple, straightforward and comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when title transfers or services have been rendered to unaffiliated customers, based on negotiated arrangements and normal industry practices. As such, alternative recognition and accounting methods are not available to the company.

Equity Method Accounting

Anheuser-Busch applies the equity method of accounting whenever it can exert significant influence on an investee company, typically 20% to 50% owned investments. Equity accounting involves recognizing the company's pro rata share of the net earnings of investee companies in the income statement. Cash is received and recognized only when distributed by the investee company. As an equity investor, Anheuser-Busch does not control the amount or timing of cash distributions by investees. In 2004, Anheuser-Busch recognized equity income of $404.1 million and received cash distributions from investees of $179.0 million. In 2003, equity income was $344.9 million and cash received was $169.2 million. Consolidation of the company's equity investees would not be appropriate because Anheuser-Busch does not have effective control of these entities. Therefore, alternative accounting methods are not available.

Derivatives

The company's use of derivative financial instruments is limited to highly correlated hedges of either firm commitments or anticipated transactions that expose Anheuser-Busch to cash flow or fair value fluctuations in the ordinary course of business. Company policy expressly prohibits active trading or speculating with derivatives. Accordingly, all the company's derivative holdings are designated as hedges and qualify for hedge accounting under FAS 133, "Accounting for Derivatives and Related Hedging Activity." Since company policy is to only use derivatives that will qualify for hedge accounting under FAS 133, the accounting alternative to using hedge accounting would be to voluntarily forgo using hedge accounting, which could introduce volatility into the company's quarterly and annual earnings based on the changes in the market values of the derivatives.

Advertising and Promotional Costs

Advertising and promotional activities are a key element of the company's strategy, and represent significant annual costs incurred by the company. Advertising production costs are accumulated and expensed the first time the advertisement is shown, while advertising media costs are expensed as incurred. Both of these approaches are acceptable under GAAP and the company applies each consistently, based on the nature of the spending. Applying either method exclusively would not materially alter the timing of expense recognition.

Sales promotion costs are recognized as a reduction of net sales when incurred, as required by GAAP. There are no alternative accounting methods available.

Pension Costs

Anheuser-Busch provides pension plans covering substantially all of its regular employees. The accounting for the majority of these plans under FAS 87, "Employer's Accounting for Pensions," requires that the company use three key assumptions when computing estimated annual pension expense. These assumptions are the long-term rate of return on plan assets, the discount rate applied to the projected pension benefit obligation, and the long-term growth rate for salaries.

Of the three key assumptions, only the discount rate is determined by observable market pricing, and it is based on interest rates for high-quality, long-term corporate debt. The discount rate used to value the company's pension obligation at any year-end is used for expense calculations the next year — e.g., the December 31, 2004, rate is being used for 2005 expense calculations. For the rates of return on plan assets and salary growth, the company uses estimates based on experience as well as future expectations. Due to the long-term nature of pension liabilities, Anheuser-Busch attempts to choose rates for these assumptions that will have long-term applicability. See Note 6 for information on the impact of a 1% change in key pension assumptions.

Retiree Medical Costs

Anheuser-Busch provides health care coverage for most of its retirees after they achieve certain age and years of service requirements. Under FAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," the company is required to estimate the discount rate and future health care cost inflation rate in order to determine annual retiree health care expense and value the related health care liability on the balance sheet. The company uses health care inflation rates recommended by its actuarial consultants each year. See Note 6 for information on the impact of a 1% change in the assumed discount rate and health care inflation rate on annual retiree medical expense and the company's accrued health care liability.

Risk Management

Through its operations, Anheuser-Busch is exposed to foreign currency exchange, interest rate, and commodity price risks. These exposures primarily relate to beer sales to foreign customers, foreign currency denominated capital purchases, royalty receipts from foreign license and contract brewers, acquisition of raw materials from both domestic and foreign suppliers, and changes in interest rates. The company uses derivative financial instruments, including forward exchange contracts, futures contracts, swaps, and purchased options and collars to manage certain of these exposures. Changes in underlying market conditions during 2004, including changes in interest rates, U.S. dollar foreign currency exchange rates, and certain commodity prices, have not had a material impact on Anheuser-Busch's risk profile. There have been no significant changes in the types of derivative instruments used to hedge the company's exposures.

Anheuser-Busch has well-established policies and procedures governing the use of derivatives. The company hedges only firm commitments or anticipated transactions in the ordinary course of business and corporate policy prohibits the use of derivatives for speculation, including the sale of freestanding instruments. The company neither holds nor issues financial instruments for trading purposes. Specific hedging strategies used depend on several factors, including the magnitude and volatility of the exposure, the cost and availability of appropriate hedging instruments, the anticipated time horizon, the commodity basis exposure, the opportunity cost, and the nature of the underlying hedged item. The company's overall risk management goal is to strike a balance between managing its exposures to market volatility while obtaining the most favorable transaction costs possible. The company monitors the effectiveness of its hedging structures, based either on cash offset between changes in the value of the underlying hedged exposure and changes in the fair value of the derivative, or by measuring the ongoing correlation between the price of the underlying hedged exposure and the pricing upon which the derivative is based. The fair value of derivatives is the amount the company would pay or receive if terminating any contracts.

Derivatives are either exchange-traded instruments that are highly liquid, or over-the-counter instruments transacted with highly rated financial institutions. Bilateral collateral posting arrangements are in place with all over-the-counter derivatives counterparties. Counterparties are required to post collateral to Anheuser-Busch when they reach specified unfavorable fair-value thresholds, which are based on their credit ratings from Moody's and Standard & Poor's, respectively, as follows (in millions):

Counterparties rated at least A2 or A	**$30**
Counterparties rated A3 and A-	**$15**
Counterparties rated below A3 or A-	**$0**

The same collateral posting thresholds apply to Anheuser-Busch and its credit ratings, if the fair value position is unfavorable to the company. All collateral is cash, U.S. Treasury securities, or letters of credit. At December 31, 2004, the company held zero counterparty collateral and had none outstanding. Given the company's derivatives portfolio, current market prices for derivatives held and the company's credit rating, material funding needs arising from the company's collateral arrangements are not expected.

Following is a sensitivity analysis indicating potential unfavorable changes in the fair value of the company's derivative holdings under certain market movements for the last two years, as discussed below (in millions).

	2004	2003
Foreign Currency Risk — Forwards and Options	**$0.4**	$0.4
Interest Rate Risk — Interest Rate Swaps	**$0.2**	$0.5
Commodity Price Risk — Futures, Swaps and Options	**$9.3**	$4.5

The company uses value-at-risk (VAR) analysis for foreign currency and interest rate derivatives exposures, and sensitivity analysis for commodity price exposures. VAR forecasts fair value changes using a Monte Carlo statistical simulation model that incorporates historical correlations among various currencies and interest rates. The VAR model assumes that the company could liquidate its currency and interest rate positions in a single day (one-day holding period). The volatility figures provided represent the maximum one-day loss the company could experience on each portfolio at a 95% confidence level, based on market history and current conditions. Sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the market price for the company's underlying price exposures.

The volatility of foreign currencies, interest rates, and commodity prices is dependent on many factors that cannot be forecasted with accuracy. Therefore, changes in fair value over time could differ substantially from the illustration. Additionally, the preceding derivatives volatility analysis ignores changes in the value of the underlying hedged transactions, although the company expects offsetting impacts between changes in derivative values and changes in the pricing of the underlying hedged transactions. The average daily change in fair value for interest rate swaps in 2004 was $200,000, with a computed one-day high of $6.2 million and a one-day low of zero. The average daily change in fair value for foreign exchange derivatives in 2004 was $110,000, with a computed one-day high of $420,000 and a one-day low of zero. Average daily changes for foreign exchange derivatives are computed as the monthly variance in fair value divided by the number of business days in the month.

Anheuser-Busch's exposure to interest rate volatility related to its outstanding debt is low, because the company predominantly issues fixed-rate debt. At December 31, 2004, fixed-rate debt with an average maturity of 16 years represented 84% of the company's outstanding debt. Assuming the percentage of floating-rate debt at year-end remains constant in 2005, and including the impact of existing fixed-to-floating interest rate swaps, an immediate 100 basis points (1.0 percentage point) increase in interest rates would result in incremental interest expense of approximately $13 million over the course of the full year.

Other Matters

Fair Value of Modelo Investment

The economic benefit of the company's Modelo investment can be measured in two ways: through equity income, which represents Anheuser-Busch's pro rata share in the net earnings of Modelo, and by the excess of the fair market value of the investment over its cost. The excess of fair value over the company's cost, based on Grupo Modelo's closing stock price on the Mexican stock exchange at December 31, 2004, was $4.2 billion. Although this amount is appropriately not reflected in the company's income statement or balance sheet, it represents economic value to Anheuser-Busch and its shareholders.

Agreement With Teamsters

In December 2003, employees represented by the International Brotherhood of Teamsters overwhelmingly approved a new five-year labor contract covering approximately 7,500 employees at the company's 12 U.S. breweries. The contract agreement, which runs through February 28, 2009, calls for wage increases of $.65 per hour in year one, $.60 per hour in years two, three and four, and $.55 cents per hour in year five. The agreement maintains a health care package with no employee-paid premiums in company-sponsored plans and also includes total pension increases of 14% for defined benefit plans. By ratifying the contract on the first vote and having results submitted to the company by December 2, 2003, the Teamsters-represented employees received a renewal of Anheuser-Busch's commitment to keep all 12 breweries open throughout the life of the new agreement, provided there are no new or increased federal or state excise taxes or other unforeseen extraordinary events which negatively impact the company's business. Concurrent with the contract signing, the company recognized in the fourth quarter 2003 a $7 million expense related to a one-time signing bonus and accelerated merit increase.

Wholesaler Acquisition

In October 2003, the company purchased the assets of a beer wholesale operation in Pomona, Calif. for $84 million in Anheuser-Busch common stock and cash. Included in the purchase were cash and other working capital of $22 million, fixed and other long-term assets of $21 million, and product distribution rights of $41 million. See Notes 5 and 9 for additional information.

Certifications and Governance

The company has included the required CEO and CFO certifications regarding the quality of the company's public disclosure as exhibits to its 2004 annual report on Form 10-K filed with the SEC. Also, a CEO certification regarding the company's compliance with corporate governance listing standards has been submitted to the New York Stock Exchange, as required by its listing rules. Available free of charge on the company's Web site, www.anheuser-busch.com, are charters for all standing committees of the board of directors (including audit, compensation and corporate governance); codes of business conduct for directors, officers and employees; and Anheuser-Busch's corporate governance guidelines.

Environmental Issues

The company is strongly committed to environmental protection. Its Environmental Management System provides specific guidance for how the environment must be factored into business decisions and mandates special consideration of environmental issues in conjunction with other business issues when any of the company's facilities or business units plan capital projects or changes in processes. Anheuser-Busch also encourages its suppliers to adopt similar environmental management practices and policies.

The company is subject to federal, state and local environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Compliance with these laws and regulations is not expected to materially affect the company's competitive position. It is the opinion of management that potential costs, either individually or in the aggregate, related to any federal or state designated cleanup sites for which Anheuser-Busch has been identified as a Potentially Responsible Party will not materially affect the company's financial position, results of operations, or liquidity.

Management's Responsibility for Financial Statements and Management's Report on Internal Control Over Financial Reporting

Anheuser-Busch Companies and Subsidiaries

Management's Responsibility for Financial Statements

The company's financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States. The management of Anheuser-Busch is responsible for the preparation and presentation of the financial statements and other financial information included in this annual report, including the reasonableness of estimates and judgments inherent in the preparation of the financial statements.

The board of directors is responsible for ensuring the independence and qualifications of audit committee members under applicable New York Stock Exchange and Securities and Exchange Commission standards. The audit committee consists of five nonmanagement directors and oversees the company's financial reporting and internal controls system and meets with management, the independent auditors and the internal auditors periodically to review auditing and financial reporting matters. The audit committee is solely responsible for the selection and retention of the company's independent auditors, subject to shareholder approval. The audit committee held six meetings during 2004 and its report for 2004 can be found in the company's proxy statement.

In addition to the audits of the company's internal control over financial reporting and management's assessment of internal control over financial reporting, PricewaterhouseCoopers LLP, is also responsible for auditing the company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board, and expressing an opinion as to whether the financial statements fairly present, in all material respects, the company's financial position, operating results, cash flows, and changes in shareholders equity.

Management's Report on Internal Control Over Financial Reporting

It is also management's responsibility to establish and maintain adequate internal control over financial reporting, as such term is defined by the U.S. Securities and Exchange Commission. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the company conducted an assessment of the effectiveness of its internal control over financial reporting based on the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Based on the company's evaluation under the COSO framework, Anheuser-Busch management concluded that the company's internal control over financial reporting was effective as of December 31, 2004. The company's internal control over financial reporting, and management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2004, have both been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
of Anheuser-Busch Companies, Inc.

We have completed an integrated audit of Anheuser-Busch Companies, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets, and the related consolidated statements of income, changes in shareholders equity, and cash flows, present fairly, in all material respects, the financial position of Anheuser-Busch Companies, Inc. and its subsidiaries (the "Company") at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal Control Over Financial Reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of company assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

St. Louis, MO
February 23, 2005

Consolidated Balance Sheet

Anheuser-Busch Companies and Subsidiaries

Year ended December 31 (in millions, except per share)	2004	2003
Assets		
Current Assets:		
Cash	**$ 228.1**	$ 191.1
Accounts receivable	**696.1**	669.4
Inventories:		
Raw materials and supplies	**405.0**	320.3
Work in process	**80.0**	81.9
Finished goods	**205.3**	185.3
Total inventories	**690.3**	587.5
Other current assets	**203.9**	182.3
Total current assets	**1,818.4**	1,630.3
Investments in affiliated companies	**3,150.2**	3,052.0
Plant and equipment, net	**8,847.4**	8,498.9
Intangible assets, including goodwill of $984.1 and $349.0, respectively	**1,191.9**	486.6
Other assets	**1,165.5**	1,021.7
Total Assets	**$ 16,173.4**	$ 14,689.5
Liabilities and Shareholders Equity		
Current Liabilities:		
Accounts payable	**$ 1,194.8**	$ 1,093.7
Accrued salaries, wages and benefits	**291.4**	288.9
Accrued taxes	**152.9**	163.1
Accrued interest	**125.2**	110.4
Other current liabilities	**204.7**	201.1
Total current liabilities	**1,969.0**	1,857.2
Postretirement benefits	**454.2**	470.4
Debt	**8,278.6**	7,285.4
Deferred income taxes	**1,727.2**	1,462.1
Other long-term liabilities	**1,076.3**	902.7
Shareholders Equity:		
Common stock, $1.00 par value, authorized 1.6 billion shares	**1,463.0**	1,457.9
Capital in excess of par value	**1,425.3**	1,194.0
Retained earnings	**15,407.2**	13,935.4
Treasury stock, at cost	**(14,638.5)**	(12,939.0)
Accumulated nonowner changes in shareholders equity	**(988.9)**	(890.3)
ESOP debt guarantee	**—**	(46.3)
Total Shareholders Equity	**2,668.1**	2,711.7
Commitments and contingencies	**—**	—
Total Liabilities and Shareholders Equity	**$ 16,173.4**	$ 14,689.5

The footnotes on pages 46 - 61 of this report are an integral component of the company's consolidated financial statements.

Consolidated Statement of Income

Anheuser-Busch Companies and Subsidiaries

Year ended December 31 (in millions, except per share)	2004	2003	2002
Gross sales	**$ 17,160.2**	$ 16,320.2	$ 15,686.8
Excise taxes	**(2,226.0)**	(2,173.5)	(2,120.4)
Net sales	**14,934.2**	14,146.7	13,566.4
Cost of sales	**(8,982.5)**	(8,449.1)	(8,131.3)
Gross profit	**5,951.7**	5,697.6	5,435.1
Marketing, distribution and administrative expenses	**(2,590.7)**	(2,498.3)	(2,455.4)
Operating income	**3,361.0**	3,199.3	2,979.7
Interest expense	**(426.9)**	(401.5)	(368.7)
Interest capitalized	**21.9**	24.4	17.7
Interest income	**4.7**	1.7	1.3
Other income/(expense), net	**38.7**	0.4	(6.4)
Income before income taxes	**2,999.4**	2,824.3	2,623.6
Provision for income taxes	**(1,163.2)**	(1,093.3)	(1,041.5)
Equity income, net of tax	**404.1**	344.9	351.7
Net income	**$ 2,240.3**	$ 2,075.9	$ 1,933.8
Earnings per share:			
Basic	**$ 2.80**	$ 2.51	$ 2.23
Diluted	**$ 2.77**	$ 2.48	$ 2.20

The footnotes on pages 46 - 61 of this report are an integral component of the company's consolidated financial statements.

Consolidated Statement of Changes in Shareholders Equity

Anheuser-Busch Companies and Subsidiaries

Year ended December 31 (in millions, except per share)	**2004**	**2003**	**2002**
Common Stock, $1.00 Par Value			
Balance, beginning of period	**$ 1,457.9**	$ 1,453.4	$ 1,445.2
Shares issued under stock plans	**5.1**	4.5	8.2
Balance, end of period	**$ 1,463.0**	$ 1,457.9	$ 1,453.4
Capital in Excess of Par Value			
Balance, beginning of period	**$ 1,194.0**	$ 1,024.5	$ 810.2
Shares issued under stock plans	**157.3**	125.4	214.3
Shares issued for acquisition	**—**	44.1	—
Grupo Modelo capital transaction	**74.0**	—	—
Balance, end of period	**$ 1,425.3**	$ 1,194.0	$ 1,024.5
Retained Earnings			
Balance, beginning of period	**$ 13,935.4**	$ 12,544.0	$ 11,258.2
Net income	**2,240.3**	2,075.9	1,933.8
Common dividends paid (per share: 2004, $.93; 2003, $.83; 2002, $.75)	**(742.8)**	(685.4)	(649.5)
Deferred income tax adjustment	**(25.9)**	—	—
Shares issued under stock plans	**0.2**	0.9	1.5
Balance, end of period	**$ 15,407.2**	$ 13,935.4	$ 12,544.0
Treasury Stock			
Balance, beginning of period	**$(12,939.0)**	$(11,008.6)	$ (8,981.6)
Treasury stock acquired	**(1,699.5)**	(1,958.9)	(2,027.0)
Treasury stock issued for acquisition	**—**	28.5	—
Balance, end of period	**$(14,638.5)**	$(12,939.0)	$(11,008.6)
Nonowner Changes in Shareholders, Equity, Net of Tax			
Balance, beginning of period	**$ (890.3)**	$ (870.7)	$ (338.3)
Foreign currency translation gains/(losses)	**102.9**	(229.8)	(271.8)
Deferred hedging gains/(losses)	**(61.1)**	65.7	33.0
Deferred securities valuation gains/(losses)	**(76.4)**	169.3	3.0
Minimum pension liability	**(64.0)**	(24.8)	(296.6)
Net nonowner changes in shareholders equity, net of tax	**(98.6)**	(19.6)	(532.4)
Balance, end of period	**$ (988.9)**	$ (890.3)	$ (870.7)
ESOP Debt Guarantee			
Balance, beginning of period	**$ (46.3)**	$ (90.3)	$ (132.2)
Annual debt service	**46.3**	44.0	41.9
Balance, end of period	**$ —**	$ (46.3)	$ (90.3)
Total Shareholders Equity	**$ 2,668.1**	$ 2,711.7	$ 3,052.3
Net Income and Nonowner Changes in Shareholders Equity			
Net income	**$ 2,240.3**	$ 2,075.9	$ 1,933.8
Net nonowner changes in shareholders equity, net of tax	**(98.6)**	(19.6)	(532.4)
Combined Net Income and Nonowner Changes in Shareholders Equity	**$ 2,141.7**	$ 2,056.3	$ 1,401.4

The footnotes on pages 46 - 61 of this report are an integral component of the company's consolidated financial statements.

Consolidated Statement of Cash Flows

Anheuser-Busch Companies and Subsidiaries

Year ended December 31 (in millions)	2004	2003	2002
Cash Flow from Operating Activities:			
Net income	**$ 2,240.3**	$ 2,075.9	$ 1,933.8
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**932.7**	877.2	847.3
Deferred income taxes	**187.1**	129.5	160.2
Gain on sale of business	**(13.4)**	—	—
Undistributed earnings of affiliated companies	**(225.1)**	(175.7)	(305.0)
Other, net	**0.3**	31.4	(12.0)
Operating cash flow before change in working capital	**3,121.9**	2,938.3	2,624.3
(Increase)/Decrease in working capital	**(181.6)**	32.6	140.9
Cash provided by operating activities	**2,940.3**	2,970.9	2,765.2
Cash Flow from Investing Activities:			
Capital expenditures	**(1,089.6)**	(993.0)	(834.7)
New business acquisitions	**(727.9)**	(156.9)	(19.0)
Proceeds from sale of business	**302.5**	—	—
Cash used for investing activities	**(1,515.0)**	(1,149.9)	(853.7)
Cash Flow from Financing Activities:			
Increase in debt	**1,443.8**	1,389.0	1,151.8
Decrease in debt	**(510.6)**	(652.1)	(505.9)
Dividends paid to shareholders	**(742.8)**	(685.4)	(649.5)
Acquisition of treasury stock	**(1,699.5)**	(1,958.9)	(2,027.0)
Shares issued under stock plans	**120.8**	88.6	145.4
Cash used for financing activities	**(1,388.3)**	(1,818.8)	(1,885.2)
Net increase in cash during the year	**37.0**	2.2	26.3
Cash, beginning of year	**191.1**	188.9	162.6
Cash, end of year	**$ 228.1**	$ 191.1	$ 188.9

The footnotes on pages 46 - 61 of this report are an integral component of the company's consolidated financial statements.

1. Summary of Significant Accounting Policies

Principles and Policies

This summary of the significant accounting principles and policies of Anheuser-Busch Companies, Inc., and its subsidiaries is provided to assist in evaluating the company's consolidated financial statements. These principles and policies conform to U.S. generally accepted accounting principles. The company is required to make certain estimates in preparing the financial statements that impact the reported amounts of certain assets, liabilities, revenues and expenses. All estimates are based on the company's best information at the time and are in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates, and any such differences are recognized when incurred.

Principles of Consolidation

The consolidated financial statements include the company and all its subsidiaries. The company consolidates all majority-owned and controlled subsidiaries, uses the equity method of accounting for investments in which the company is able to exercise significant influence, and uses the cost method for all other equity investments. All significant intercompany transactions are eliminated. Minority interests in the company's consolidated China subsidiaries are not material.

Revenue Recognition

The company's revenue recognition practices comply with Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The company recognizes revenue only when legal title transfers or services have been rendered to unaffiliated customers. For malt beverages shipped to independent wholesalers, title transfers on shipment of product from the company's breweries. For company-owned beer wholesalers, title transfers when products are delivered to retail customers. The company does not recognize any revenue when independent wholesalers sell the company's products to retail customers. For cans and lids, title transfers on customer receipt. Entertainment operations recognize revenue when customers actually visit a park location, rather than when advance or season tickets are sold.

Foreign Currency

Financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the period for revenues and expenses. Cumulative translation adjustments associated with net assets are reported in nonowner changes in equity and are not recognized in the income statement until the investment is sold.

Exchange rate gains or losses related to foreign currency transactions are recognized in the income statement as incurred, in the same financial statement caption as the underlying transaction, and are not material for any year shown.

Valuation of Securities

For investments accounted for under the cost basis, Anheuser-Busch applies FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Under FAS 115, the company classifies its investments as "available for sale" and adjusts the carrying values of those securities to fair market value each period. Market valuation gains or losses are deferred in non-owner changes in equity and are not recognized in the income statement until the investment is sold.

Cash

Cash includes cash in banks, demand deposits, and investments in short-term marketable securities with original maturities of 90 days or less.

Inventories

Inventories are valued at the lower of cost or market. The company uses the last-in, first-out method (LIFO) valuation approach to determine cost primarily for domestic production inventories, and uses average cost valuation primarily for international production and retail merchandise inventories. LIFO was used for approximately 71% of total inventories at December 31, 2004, and 76% of inventories at December 31, 2003. Average cost was used for the remainder. Had average cost been used for all inventories at December 31, 2004, and 2003, the value of total inventories would have been $126.0 million and $110.0 million higher, respectively.

Fixed Assets

Fixed assets are carried at original cost less accumulated depreciation, and include expenditures for new facilities as well as those that increase the useful lives of existing facilities. The cost of routine maintenance, repairs, and minor renewals is expensed as incurred. Depreciation expense is recognized using the straight-line method based on the following weighted-average useful lives: buildings, 25 years; production machinery and equipment, 15 years; furniture and fixtures, 10 years; computer equipment, 3 years. When fixed assets are retired or sold, the book value is eliminated and any gain or loss on disposition is recognized in cost of sales. The components of plant and equipment as of December 31 are summarized below (in millions):

	2004	2003
Land	**$ 278.9**	$ 278.8
Buildings	**4,750.6**	4,546.1
Machinery and equipment	**11,907.4**	11,208.0
Construction in progress	**475.6**	488.3
Plant and equipment, at cost	**17,412.5**	16,521.2
Accumulated depreciation	**(8,565.1)**	(8,022.3)
Net plant and equipment	**$ 8,847.4**	$ 8,498.9

Intangible Assets

Anheuser-Busch's intangible assets consist of trademarks, beer distribution rights, and goodwill.

Trademarks include purchased trademarks, brand names, logos, slogans, or other recognizable symbols associated with the company's products. Trademarks are not amortized because they have indefinite lives. Domestic beer distribution rights are associated with company-owned beer wholesale operations and represent the exclusive ability to sell the company's products in defined geographic areas. The carrying values of these rights have indefinite lives and are not being amortized, primarily due to the company's intent to operate its wholesalerships in perpetuity and the lives not being contractually or statutorily limited. International distribution rights relate to operations in the United Kingdom and China and are being amortized over their respective useful lives. The company analyzes its trademarks and product distribution rights for potential impairment annually, based on projected future cash flows and observation of independent beer wholesaler exchange transactions.

The company recognizes the excess of the cost of acquired businesses over the fair value of net assets as goodwill. Goodwill related to consolidated businesses is included in intangible assets on the balance sheet. Goodwill associated with the company's equity investments in Grupo Modelo and CCU (prior to the sale of CCU in 2004) is included in investments in affiliated companies. Goodwill is reviewed for impairment at least annually, with ongoing recoverability based on applicable operating unit performance and consideration of significant events or changes in the overall business environment.

Anheuser-Busch performs impairment analyses at the business unit level for consolidated goodwill and at the investee level for equity-method goodwill. Impairment testing for consolidated goodwill is a two-step process. The first step is a comparison of the fair value of the business, determined using future cash flow analysis, to its recorded amount on the balance sheet. If the recorded amount exceeds the fair value, the second step quantifies any impairment write-down by comparing the current implied value of goodwill and the recorded goodwill balance. Recoverability testing for equity investment goodwill [illegible] based on impairment analysis of the entire equity [illegible]stment, using a combination of future cash flow analysis [illegible]nsideration of pertinent business and economic factors. [illegible]lysis completed upon the adoption of FAS 142 found n[illegible]ment of any intangible assets. A review of intangible assets [illegible]pleted in the fourth quarter of 2004 found no impairment as of December 31, 2004. See Note 5 for additional information on changes in the balances of intangible assets.

Delivery Costs

Pass-through finished goods delivery costs reimbursed by customers are reported in sales, while an offsetting expense is included in cost of sales.

Delivery costs incurred by company-owned beer wholesalers are included in marketing, distribution and administrative expenses. These costs are considered marketing-related because in addition to product delivery, drivers provide several customer service functions to retailers.

Advertising and Promotional Costs

Advertising production costs are deferred and expensed the first time the advertisement is shown. Advertising media costs are expensed as incurred. Advertising costs are recognized in marketing, distribution and administrative expenses and totaled $806.7 million in both 2004 and 2003, and $821.7 million in 2002. Sales promotion costs are recognized as a reduction of net sales when incurred, and totaled $535.7 million in 2004, $511.8 million in 2003, and $543.5 million in 2002.

Financial Derivatives

Anheuser-Busch uses financial derivatives to mitigate the company's exposure to volatility in commodity prices, interest rates, and foreign currency exchange rates. The company hedges only exposures in the ordinary course of business and company policy prohibits holding or trading derivatives for profit. All derivatives held by the company are designated as hedges at inception, with an expectation they will be highly effective in offsetting the associated underlying price exposures. The company requires liquidation of derivative positions whenever it is determined that an underlying transaction will not occur, with related gains or losses recognized in the income statement on liquidation. Commodity derivatives outstanding at December 31, 2004, all have initial terms of two years or less, and all hedged transactions are expected to occur within that timeframe.

The company accounts for its derivatives in accordance with FAS No. 133, "Accounting for Derivative Instruments and Hedging Activity," which requires all derivatives to be carried on the balance sheet at fair value and meet certain documentary and analytical requirements to qualify for hedge accounting treatment. All of the company's derivative positions qualify for hedge accounting under FAS 133. The company bases the fair values of its derivatives on market observation or dealer quotation.

Under FAS 133, derivatives are classified either as fair value hedges or cash flow hedges, depending on the nature of the underlying exposure. Fair value hedges are accounted for by recognizing the changes in fair value for both the derivative and the underlying hedged exposure in earnings each period. For cash flow hedges, changes in fair value are reported in nonowner changes in equity until the underlying transaction occurs, if they are effective in offsetting price changes in the underlying exposure. Whether classified as fair value or cash flow, a fully effective hedge will therefore result in zero net earnings impact. To the extent that either type of hedge is not fully effective at offsetting price change in the underlying exposure, there could be net earnings impact. The company's interest rate hedges are fair value hedges, while commodity price hedges and most foreign currency denominated hedges are classified as cash flow hedges.

Option premiums paid to counterparties are initially recorded as assets and subsequently adjusted to fair value each period, with the effective portion of the change in fair value reported in nonowner changes in equity until the underlying transaction occurs. Amounts receivable from, or owed to, derivatives counterparties are included in current assets and current liabilities, respectively.

See Note 3 for additional information on underlying hedge categories, notional and fair values of derivatives, types of derivatives used, and gains and losses from hedging activity.

Stock-Based Compensation

The company accounts for employee stock options in accordance with FAS 123, "Accounting for Stock-Based Compensation." Under FAS 123, the company elects to recognize no compensation expense related to employee stock options, since options are always granted with an exercise price equal to the market price of the company's stock on the day of grant. See Note 7 for information regarding the company's stock option plans, options outstanding, and options exercisable.

Because of its election to not recognize compensation expense for stock options, the company makes pro forma disclosures of net income and diluted earnings per share as if compensation expense had been recognized, based on the fair value of stock options on the grant date. Had employee compensation expense been recognized based on the fair value methodology prescribed by FAS 123, the company's net income and earnings per share for the three years ended December 31 would have been impacted as shown in the following table (in millions, except per share). The fair value disclosed is required to be based on a theoretical option-pricing model. In actuality, because the company's employee stock options are not traded on an exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Anheuser-Busch stock. Such an increase in stock price benefits all shareholders.

	2004	**2003**	**2002**
Reported net income	**$2,240.3**	$2,075.9	$1,933.8
Pro forma stock option expense	**(121.6)**	(113.4)	(93.1)
Adjusted net income	**$2,118.7**	$1,962.5	$1,840.7
Reported basic earnings per share	**$ 2.80**	$ 2.51	$ 2.23
Pro forma stock option expense	**(.15)**	(.14)	(.11)
Adjusted basic earnings per share	**$ 2.65**	$ 2.37	$ 2.12
Reported diluted earnings per share	**$ 2.77**	$ 2.48	$ 2.20
Pro forma stock option expense	**(.15)**	(.14)	(.11)
Adjusted diluted earnings per share	**$ 2.62**	$ 2.34	$ 2.09

The fair value of stock options granted, which is hypothetically amortized to compensation expense over the vesting period to determine the earnings impact illustrated above, has been estimated on the date of grant using a binomial (lattice method) option-pricing model for 2004 and the Black-Scholes option-pricing model for 2003 and 2002. The assumptions used in applying these models follow:

	2004	**2003**	**2002**
Expected life of option	**5.5 yrs.**	7 yrs.	7 yrs.
Risk-free interest rate	**3.7%**	4.0%	4.1%
Expected volatility of Anheuser-Busch stock	**22%**	22%	23%
Expected dividend yield on Anheuser-Busch stock	**1.8%**	1.7%	1.6%

The fair value of options granted during 2004, 2003 and 2002 determined using either the binomial or Black-Scholes model, as noted above, is as follows (in millions, except per option):

	2004	2003	2002
Fair value of each option granted	**$10.49**	$13.58	$13.86
Total number of options granted	**14.1**	14.4	14.2
Total fair value of options granted	**$147.9**	$195.6	$196.8

The binomial option-pricing model was selected for the valuation of 2004 options because it accommodates several inputs in order to take into account multiple option exercise patterns, and essentially computes a distinct value for each pattern. Anheuser-Busch therefore believes the binomial model is a better measure of stock option value than Black-Scholes. For illustrative purposes, the expected life, risk-free rate, and fair value per option shown above are weighted averages computed from the distinct exercise patterns.

In December 2004, the Financial Accounting Standards Board issued a revised and renamed standard — FAS 123R, "Share-Based Payment." The revised standard, which is effective for Anheuser-Busch in the third quarter of 2005, eliminates the disclosure-only election under FAS 123 and requires the recognition of compensation expense for stock options and all other forms of equity compensation based on the fair value of the instruments on the date of grant. Early adoption of the new rules is encouraged, and Anheuser-Busch has elected to adopt FAS 123R as of January 1, 2005. In order to enhance comparability among all years presented and to provide the fullest understanding of the impact expensing stock options has on the company, Anheuser-Busch will retrospectively apply the new standard to all prior period results on adoption. As required by FAS 123R, prior-period results will reflect the net income and earnings per share impacts previously disclosed under pro forma reporting requirements. The company estimates that the impact on 2005 net income and earnings per share of expensing stock options will approximate the 2004 impact shown previously. For financial reporting purposes, stock option expense will be included in the marketing, distribution and administrative line item in the income statement and classified as a corporate expense for segment reporting.

Research and Development Costs and Start-Up Costs

Research and development costs and plant start-up costs are expensed as incurred, and are not material for any year presented.

Computer Systems Development Costs

The company capitalizes computer systems development costs that meet established criteria, and amortizes those costs to expense on a straight-line basis over five years. Systems development costs not meeting the proper criteria for capitalization, including systems reengineering costs, are expensed as incurred.

Income Taxes

The provision for income taxes is based on the income and expense amounts reported in the consolidated statement of income. The company utilizes federal, state and foreign income tax laws and regulations to reduce current cash taxes payable. Deferred income taxes are recognized for the effect of temporary differences between financial reporting and tax filing in accordance with the requirements of FAS No. 109, "Accounting for Income Taxes." See Note 11 for additional information on the company's provision for income taxes, deferred income tax assets and liabilities, and effective tax rate.

Issuance of Stock by Equity Investees

The company has elected to treat issuances of common stock by equity investees as Anheuser-Busch equity transactions per SEC Staff Accounting Bulletin No. 51, and therefore recognizes no gain or loss when shares are issued.

2. International Equity Investments

Grupo Modelo

From 1993 to 1998, Anheuser-Busch accumulated a 50.2% direct and indirect equity interest in Diblo, S.A. de C.V. (Diblo), the operating subsidiary of Grupo Modelo, S.A. de C.V. (Modelo), Mexico's largest brewer and producer of the Corona brand, for a total cost of $1.6 billion. The company holds nine of 19 positions on Modelo's board of directors (with the Controlling Shareholders Trust holding the other 10 positions) and also has membership on the audit committee. Anheuser-Busch does not have voting or other effective control of either Diblo or Modelo and consequently accounts for its investment using the equity method. The carrying amount of the Modelo investment was $2,686.2 million and $2,350.9 million, respectively, at December 31, 2004 and 2003.

Included in the carrying amount of the Modelo investment is goodwill of $525.1 million and $514.9 million, respectively, at December 31, 2004 and 2003. Effective with the adoption of FAS 142 in January 2002, the company ceased amortization of Modelo-related goodwill. Changes in goodwill during 2004 and 2003 are due to changes in exchange rates between the U.S. dollar and Mexican peso. Dividends received from Grupo Modelo in 2004 totaled $170.2 million, compared to $118.3 million in 2003 and $40.5 million in 2002. Dividends are paid based on a free-cash-flow distribution formula in accordance with the investment agreement between the companies and are recorded as a reduction in the carrying value of the company's investment.

During June and July 2004 (Anheuser-Busch's third quarter, based on its one-month-lag reporting for Grupo Modelo), Modelo received a $251.0 million capital infusion in certain subsidiaries in exchange for equity in those subsidiaries. Anheuser-Busch recognized its share of the capital infusion as an equity transaction and reported an $85.4 million increase in its Grupo Modelo investment and a $74.0 million increase in capital in excess of par value, net of deferred income taxes of $11.4 million.

Summary financial information for Grupo Modelo as of and for the two years ended December 31 is presented in the following table (in millions). The amounts represent 100% of Grupo Modelo's consolidated operating results and financial position based on U.S. generally accepted accounting principles, and include the impact of Anheuser-Busch's purchase accounting adjustments.

	2004	2003
Cash	**$ 1,419.6**	$ 1,044.7
Other current assets	**$ 719.4**	$ 744.7
Noncurrent assets	**$ 4,041.3**	$ 3,700.1
Current liabilities	**$ 406.0**	$ 382.1
Noncurrent liabilities	**$ 356.9**	$ 330.4
Gross sales	**$ 4,220.8**	$ 3,909.0
Net sales	**$ 3,862.6**	$ 3,594.6
Gross profit	**$ 2,092.3**	$ 1,959.1
Minority interest	**$ 3.5**	$ 4.6
Net income	**$ 788.1**	$ 651.0

Tsingtao

In April 2003, the company announced a strategic alliance with Tsingtao Brewery Company, Ltd., the largest brewer in China, and the producer of the Tsingtao brand. During 2003 and 2004, Anheuser-Busch invested $182 million under its agreement with Tsingtao in three convertible bonds featuring mandatory conversion into equity within seven years. The first bond was converted in July 2003, which increased the company's economic and voting stake in Tsingtao from 4.5% to 9.9%. Anheuser-Busch accounts for its investment on the cost basis, as it is currently unable to exercise significant influence over Tsingtao's business policies and operations. When additional bonds are converted and the company's voting stake in Tsingtao reaches 20%, Anheuser-Busch will gain an additional seat on the board of directors, to two of 11, and representation on related board committees, and believes it will then be able to exercise significant influence. The company anticipates adopting the equity method of accounting at that time. When all bonds are converted, the company's economic ownership interest will increase to 27% of Tsingtao while its voting interest will remain at 20%.

In the fourth quarter 2003, the company loaned Tsingtao $15 million for a term of five years at an annual interest rate of 1%. The loan provided Tsingtao with funding to reacquire minority interests in three of its brewery subsidiaries.

CCU

In 2001, the company purchased a 20% equity interest in Compañía Cervecerías Unidas S.A. (CCU), the largest brewer in Chile, for $321 million. CCU imports and distributes Budweiser in Chile. Through board of directors representation and membership on the audit committee, Anheuser-Busch believed it exercised significant influence over CCU and therefore accounted for its CCU investment using the equity method. Prior to 2001, Anheuser-Busch owned a 10.8% direct equity interest in the Argentine subsidiary of CCU, for a total cost of $23.9 million. The 20% acquisition of CCU in 2001 increased Anheuser-Busch's direct and indirect interest in CCU-Argentina to 28.6%, and the company began applying equity accounting at that time. CCU-Argentina brews Budweiser under license for Argentina, Chile, Brazil, and other Latin American markets.

In November 2004, Anheuser-Busch sold its entire 20% equity stake in CCU for $302.5 million, and recognized a pretax gain of $13.4 million, which is reported in the income statement in other income and included in international beer for business segment reporting. Due to favorable tax circumstances, the after-tax gain on the CCU sale was $14.7 million, or $.018 per share. The sale of CCU reduced the company's investment in CCU-Argentina to its original 10.8%, which will now be accounted for on the cost basis because Anheuser-Busch can no longer exercise significant influence. The company will continue its partnerships with CCU to produce and distribute Budweiser in Chile and Argentina. The carrying value of the CCU investments was $215.7 million at December 31, 2003, including goodwill of $126.0 million. Dividends received from CCU totaled $8.8 million in 2004, $50.9 million in 2003, and $6.2 million in 2002.

3. Derivatives and Other Financial Instruments

Derivatives

Under FAS 133, Anheuser-Busch appropriately defers the recognition of most unrealized derivatives gains or losses until the related underlying hedged transactions occur. Gains and losses that relate to any portion of a hedge that is not 100% effective at offsetting price movements in the hedged exposure are immediately recognized in the income statement.

The following table shows (in millions) derivatives gains and losses deferred as of December 31, 2004, 2003 and 2002. The amounts shown for 2003 and 2002 were recognized in the income statement the next year. For the gains and losses deferred as of December 31, 2004, the majority are expected to be recognized in cost of sales in 2005, when the underlying transaction occurs. However, the amounts ultimately recognized may differ, favorably or unfavorably, from those shown because many of the company's derivative positions are not yet settled and therefore remain subject to ongoing market price fluctuations in 2005. The company had deferred option premium costs of $6.5 million, $26.2 million, and $9.5 million at the end of 2004, 2003, and 2002, respectively.

Also shown below are net amounts recognized in earnings as ineffective during the year. The gain for 2004 includes $19.5 million reported in other income related to the sale of commodity hedges that had been in place for future years. The hedges were originally placed using estimates of costs to be contained in the renewal of supply contracts. Anheuser-Busch lowered its cost estimates during the first quarter after negotiating the agreements, resulting in significant hedge ineffectiveness in compliance with FAS 133. Due to the hedge ineffectiveness, the company sold these hedges and recorded the ineffective portion of the gain.

	2004	2003	2002
Deferred gains	**$ 2.8**	$ 86.0	$ 20.5
Deferred losses	**(4.9)**	(26.2)	(19.4)
Net deferred gains/(losses)	**$ (2.1)**	$ 59.8	$ 1.1
Net ineffective gains/(losses) recognized in earnings	**$26.5**	$ 1.3	$ (0.4)

The table below summarizes the notional transaction amounts and fair values for the company's outstanding derivatives, by risk category and instrument type, at December 31 (in millions). Because the company hedges only with derivatives that have high correlation with the underlying transaction pricing, changes in derivatives fair values and the underlying prices are expected to essentially offset.

	2004		2003	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign Currency:				
Forwards	**$114.7**	**$ 0.7**	$ 87.3	$ 1.0
Options	**151.0**	**3.8**	161.2	5.4
	265.7	**4.5**	248.5	6.4
Interest Rate:				
Swaps	**150.0**	**5.6**	401.0	19.2
Commodity Price:				
Swaps	**22.0**	**(2.9)**	235.5	28.5
Futures and forwards	**14.6**	**(0.9)**	21.5	1.2
Options	**58.3**	**2.4**	461.4	54.0
	94.9	**(1.4)**	718.4	83.7
Total outstanding derivatives	**$510.6**	**$ 8.7**	$1,367.9	$109.3

Anheuser-Busch's primary foreign currency exposures are to transactions and investments denominated in Mexican and Argentine pesos, Chinese renminbi, Canadian dollars, British pounds sterling, and euros. Hedged commodity exposures include aluminum, rice, corn, natural gas, and diesel fuel. The primary foreign currency exposures are long, meaning the company generates a surplus of these currencies, while the commodity exposures are short, meaning the company must acquire additional quantities to meet its operating needs.

Concentration of Credit Risk

The company does not have a material concentration of credit risk.

Nonderivative Financial Instruments

Nonderivative financial instruments included in the balance sheet are cash, accounts receivable, accounts payable, and long-term debt. Accounts receivable include allowances for doubtful accounts of $12.5 million and $6.6 million, at December 31, 2004 and 2003, respectively. The fair value of long-term debt, excluding commercial paper, and estimated based on future cash flows discounted at interest rates currently available to the company for debt with similar maturities and characteristics, was $7.7 billion and $7.2 billion at December 31, 2004 and 2003, respectively.

4. Harbin Group Acquisition

During the second quarter 2004, the company initiated a tender offer for all the outstanding shares of Harbin Brewery Group, the fourth-largest brewer in China, and completed the purchase by the end of July 2004. Anheuser-Busch began including operating results for Harbin in the company's consolidated results on a one-month-lag basis beginning with the third quarter of 2004. Harbin results are not material to the company's operations for any period shown.

Anheuser-Busch paid a total of $694 million for one billion outstanding shares representing 100% of Harbin, with the purchase price allocated as shown below (in millions).

Description	Allocation
Working capital deficit	$ (27.9)
Property, plant and equipment	173.1
Identifiable intangible assets	59.8
Goodwill	613.8
Long-term debt assumed	(118.4)
Net other liabilities	(6.6)
	$693.8

An independent appraiser performed the valuation of acquired assets and liabilities. Identifiable intangible assets consist of trademarks valued at $44.4 million and a wholesaler distribution network valued at $15.4 million. The Harbin debt assumed is a portfolio of small-scale renminbi-denominated loans with a weighted average interest rate of 5.57% and maturities ranging from 2005 through 2009, with the majority due in 2005. None of the Harbin goodwill is deductible for tax purposes.

5. Intangible Assets

Upon adoption of FAS 142 in 2002, the company reclassified out of goodwill, purchased beer distribution rights that met specific criteria for distinct asset recognition. The company also reclassified into goodwill certain miscellaneous intangible assets that did not meet the criteria for separate asset recognition. The following table shows the activity in goodwill and beer distribution rights since the adoption of FAS 142 (in millions).

	Trademarks	Goodwill	Beer Distribution Rights
Balance at December 31, 2001	$ —	$1,256.9	$ —
Reclassification on adoption of FAS 142	—	(151.4)	158.9
Domestic beer wholesaler acquisition	—	—	13.6
Amortization of international distribution rights	—	—	(0.8)
Foreign currency translation and other	—	(80.1)	2.0
Balance at December 31, 2002	—	1,025.4	173.7
Domestic beer wholesaler acquisition	—	—	47.3
Domestic beer wholesaler disposition	—	—	(1.0)
Amortization of international distribution rights	—	—	(0.8)
Foreign currency translation and other	—	(35.5)	2.1
Balance at December 31, 2003	—	989.9	221.3
Domestic beer wholesaler acquisition	—	—	**10.6**
Disposition of domestic beer wholesaler equity investment	—	—	**(40.1)**
Domestic beer wholesaler purchase price allocation	—	**21.2**	—
Harbin acquisition	**44.4**	**613.8**	**15.4**
CCU disposition	—	**(126.0)**	—
Amortization of international distribution rights	—	—	**(1.8)**
Foreign currency translation and other	—	**10.3**	**1.5**
Balance at December 31, 2004	**$44.4**	**$1,509.2**	**$206.9**

The international beer distribution rights have a combined gross cost of $45.5 million and a remaining unamortized balance of $37.1 million at December 31, 2004. Rights in the United Kingdom are being amortized over a contractual life of 32 years, through 2029 while the rights in China are being amortized over seven years, through 2011. The company expects amortization expense of approximately $3 million per year related to international distribution rights over the next five years.

6. Retirement Benefits

Pension Plans

The company has pension plans covering substantially all of its regular employees. Total pension expense for the three years ended December 31 is presented in the following table (in millions). Contributions to multiemployer plans in which the company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts, based on employee hours or weeks worked. Pension expense recognized for multiemployer and defined contribution plans equals required cash contributions for all years shown.

	2004	2003	2002
Single-employer defined benefit plans	**$118.6**	$ 73.7	$43.5
Multiemployer plans	**16.8**	16.8	16.9
Defined contribution plans	**18.9**	18.4	17.8
Total pension expense	**$154.3**	$108.9	$78.2

Net annual pension expense for single-employer defined benefit plans was composed of the following for the three years ended December 31 (in millions):

	2004	2003	2002
Service cost (benefits earned during the year)	**$ 86.6**	$ 74.7	$ 66.7
Interest cost on projected benefit obligation	**159.2**	151.9	143.6
Assumed return on plan assets	**(189.2)**	(188.9)	(194.5)
Amortization of prior service cost and net actuarial losses	**62.0**	36.0	27.7
Net annual pension expense	**$ 118.6**	$ 73.7	$ 43.5

The key actuarial assumptions used in determining the annual pension expense and funded status for single-employer defined benefit plans for the three years ended December 31 follow. The measurement date for the company's pension accounting is October 1.

	2004	2003	2002
Annual expense:			
Discount rate	**6.25%**	6.75%	7.25%
Long-term rate of return on plan assets	**8.50%**	8.50%	9.25%
Wtd. avg. rate of compensation increase	**4.25%**	4.25%	4.75%
Funded status:			
Discount rate	**6.0%**	6.25%	6.75%
Wtd. avg. rate of compensation increase	**4.25%**	4.25%	4.75%

Following is a summary of the impact on 2005 annual pension expense of a 1% change in actuarial assumptions (in millions). Brackets indicate annual pension expense would be reduced. Modification of these assumptions does not impact the company's pension funding requirements.

Assumption	2005 Rate	Impact of 1% Increase	Impact of 1% Decrease
Long-term asset return	8.50%	$(23.1)	$ 23.1
Discount rate	6.0%	$(28.1)	$ 30.5
Salary growth rate	4.25%	$ 21.0	$(18.6)

The following table provides a reconciliation between the funded status of single-employer defined benefit plans and the prepaid pension cost asset recorded on the balance sheet for the two years ended December 31 (in millions):

	2004	2003
Funded status — plan assets (less than) projected benefit obligation	**$ (705.9)**	$(640.5)
Unrecognized net actuarial loss	**1,087.3**	964.2
Unamortized prior service cost	**146.4**	113.2
Prepaid pension cost asset	**$ 527.8**	$ 436.9

The following tables present changes in the projected benefit obligation, changes in the fair value of plan assets, and a comparison of plan assets and the accumulated benefit obligation for single-employer defined benefit plans for the two years ended December 31 (in millions):

	2004	2003
Projected benefit obligation, beginning of year	**$2,575.6**	$2,323.6
Service cost	**86.6**	74.7
Interest cost	**159.2**	151.9
Plan amendments	**56.1**	13.3
Actuarial loss	**183.4**	175.4
Foreign currency translation	**4.1**	4.0
Benefits paid	**(171.0)**	(167.3)
Projected benefit obligation, end of year	**$2,894.0**	$2,575.6

	2004	2003
Fair value of plan assets, beginning of year	**$1,935.1**	$1,731.7
Actual return on plan assets	**211.8**	272.6
Employer contributions	**210.0**	95.7
Foreign currency translation	**2.2**	2.4
Benefits paid	**(171.0)**	(167.3)
Fair value of plan assets, end of year	**$2,188.1**	$1,935.1

	2004	2003
Plans with assets in excess of accumulated benefit obligation:		
Accumulated benefit obligation	**$ —**	$ (91.6)
Plan assets	**—**	94.6
Assets exceeding accumulated benefit obligation	**—**	3.0
Plans with accumulated benefit obligation in excess of assets:		
Accumulated benefit obligation	**(2,622.0)**	(2,250.1)
Plan assets	**2,150.8**	1,840.5
Accumulated benefit obligation exceeding assets	**(471.2)**	(409.6)
Net excess accumulated benefit obligation	**$ (471.2)**	$ (406.6)

Recognition of a minimum pension liability in nonowner changes in equity is necessary whenever the accumulated pension benefit obligation exceeds plan assets. Recording a minimum pension liability has no impact on the results of operations or cash flows. Summarized in the following table are the components of the company's minimum pension liability for the two years ended December 31 (in millions):

	2004	2003
Minimum pension liability — domestic plans	**$(961.7)**	$(807.9)
Minimum pension liability — equity investments	**(42.4)**	(31.9)
Intangible asset — unrecognized prior service costs	**150.8**	112.2
Deferred income taxes	**336.3**	274.6
Net minimum pension liability	**$(517.0)**	$(453.0)

Required funding for the company's defined benefit pension plans is determined in accordance with guidelines set forth in the federal Employee Retirement Income Security Act (ERISA). The company will make required pension contributions totaling $64 million for all plans in 2005. Additional contributions to enhance the funded status of pension plans can be made at the company's discretion, and Anheuser-Busch made accelerated contributions of $187 million, $75 million and $201 million in 2004, 2003 and 2002, respectively. Following is information regarding the allocation of the company's pension plan assets as of December 31, 2004 and 2003, target allocation for 2005, and weighted-average expected long-term rates of return by asset category.

Asset Category	Percentage of Plan Assets at Dec. 31, 2003	Percentage of Plan Assets at Dec. 31, 2004	Target Asset Allocation for 2005	Wtd Avg Expected Long-Term Rate of Return
Equity securities	69%	69%	68%	10.0%
Debt securities	27%	27%	27%	5.0%
Real estate	4%	4%	5%	7.0%
Total	100%	100%	100%	8.5%

Target asset allocations are intended to achieve a desired total asset return over the long term, with an acceptable level of risk in the shorter term. Risk is measured in terms of likely volatility of annual investment returns, pension expense, and funding requirements. Expected returns, risk, and correlation among asset classes are based on historical data and investment advisor input.

The assumed rate of return is consistent with Anheuser-Busch's long-term investment return objective, which enables the company to provide competitive and secure employee retirement pension benefits. The company desires to minimize unfunded pension liabilities, while balancing expected long-term returns and short-term volatility.

The company assumes prudent levels of risk to meet overall pension investment goals. Risk levels are managed through formal and written investment guidelines. Portfolio risk is managed by having well-defined long-term strategic asset allocation targets. The company avoids tactical asset allocation and market timing and has established disciplined rebalancing policies to ensure asset allocations remain close to targets. The company's asset allocations are designed to provide broad market diversification, which reduces exposure to individual companies, industries and sectors of the market and reduces overhead costs. With the exception of the U.S. government and its agencies, investment exposure to any single entity is limited to a maximum 5% of any single fund. Pension assets do not include any direct investment in Anheuser-Busch debt or equity securities.

Options and futures are used to hedge exposure to foreign currency denominated stocks and securitize cash in investment portfolios. By policy, derivatives used must be simple structures with high liquidity and be either exchange-traded or executed with highly-rated counterparties. Leveraged transactions, short selling, illiquid derivative instruments, and margin transactions are prohibited.

Postretirement Health Care and Insurance Benefits

The company provides certain health care and life insurance benefits to eligible retired employees. Participants must have 10 years of continuous service after reaching age 45 to become eligible for retiree health care benefits. Employees become eligible for full retiree health care benefits after achieving specific age and total years of service requirements, based on hire date.

Net periodic postretirement benefits expense for company health care and life insurance plans was comprised of the following for the three years ended December 31 (in millions). During 2004, Anheuser-Busch began recognizing the estimated impact of the Medicare Prescription Drug Improvement and Modernization Act of 2003, which provides federal payments to sponsors of retiree health care plans, such as Anheuser-Busch. As a result of the Act, the company's accumulated postretirement benefits obligation was reduced $40.1 million on adoption, which is accounted for as an actuarial gain and amortized over the remaining service life of participating employees. Additionally, applying the Act reduced retiree health care expense by $7.3 million in 2004.

	2004	2003	2002
Service cost	**$ 22.3**	$ 19.7	$ 19.8
Interest cost on accumulated postretirement benefits obligation	**34.8**	37.9	33.0
Amortization of prior service benefit	**(11.4)**	(11.5)	(11.6)
Amortization of actuarial loss/(gain)	**4.2**	2.3	(3.6)
Net periodic postretirement benefits expense	**$ 49.9**	$ 48.4	$ 37.6

The following table summarizes the components of postretirement benefits obligations for all company single-employer defined benefit health care and life insurance plans for the two years ended December 31 (in millions). As of December 31, 2004 and 2003, $46.8 million and $41.6 million, respectively, of the company's total postretirement benefits liability was classified as current. Postretirement benefits obligations are not prefunded, and there are no assets associated with the plans.

	2004	2003
Accumulated postretirement benefits obligation, beginning of year	**$ 600.4**	$478.5
Service cost	**22.3**	19.7
Interest cost	**34.8**	37.9
Actuarial loss	**3.8**	111.1
Benefits paid	**(60.9)**	(46.8)
Accumulated postretirement benefits obligation, end of year	**600.4**	600.4
Unrecognized prior service benefits	**16.5**	28.2
Unrecognized net actuarial losses	**(115.9)**	(116.6)
Total postretirement benefits liability	**$ 501.0**	$512.0

The key actuarial assumptions used to determine net postretirement benefits expense and the accumulated postretirement benefits obligation for the three years ended December 31 are provided in the table below. For actuarial purposes, the initial health care inflation rate is assumed to decline ratably to the future rate and then remain constant thereafter. The measurement date for the company's retiree health care accounting is December 31.

	2004	2003	2002
Discount rate	**6.0%**	6.25%	7.25%
Initial health care inflation rate	**9.7%**	10.45%	11.3%
Future health care inflation rate	**5.0%**	5.0%	5.5%
Year health care trend rate assumed to become constant	**2012**	2012	2011

Following is a summary of the impact on net periodic postretirement benefits expense and the accrued postretirement benefits liability of a hypothetical 1% change in the assumed health care inflation rate (in millions). Brackets indicate a reduction in expense or liability.

	1% Increase	1% Decrease
Net periodic postretirement benefits expense	$ 7.1	$ (6.0)
Accrued postretirement benefits liability	$52.2	$(45.6)

Estimated Future Retirement Benefits Payments

Retirement benefits expected to be paid in future years, based on employee data and plan assumptions, as of December 31, 2004 follow (in millions). The amounts shown below for pensions include payments related to supplemental executive retirement plans of $11 million, $3 million, $82 million, $3 million, and $6 million for the years 2005 through 2009, respectively, and a total of $50 million for 2010-2014. Payments under the executive retirement plans and health care plans are unfunded and therefore constitute future cash commitment of the company.

	Pensions	Health Care
2005	$ 167.1	$ 60.4
2006	$ 166.1	$ 59.6
2007	$ 258.3	$ 60.4
2008	$ 185.5	$ 61.2
2009	$ 203.8	$ 62.3
2010-2014	$1,196.4	$325.1

7. Stock Option Plans

Under the terms of the company's stock option plans, officers, certain other employees, and nonemployee directors may be granted options to purchase the company's common stock at a price equal to the market price on the date the option is granted. Options generally vest over three years and have a maximum term of 10 years. At December 31, 2004, 2003, and 2002, a total of 95 million, 100 million, and 89 million shares, respectively, were designated for future issuance of common stock under existing stock option plans.

The company's stock option plans provide for accelerated exercisability on the occurrence of certain events relating to a change in control, merger, sale of substantially all company assets, or complete liquidation of the company.

The income tax benefit related to the exercise of employee stock options (recognized as a reduction of current taxes payable and an increase in capital in excess of par value) was $41.6 million, $41.3 million, and $77.1 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Presented below is a summary of stock option activity and pricing for the years shown (options in millions):

	Options Outstanding	Wtd. Avg. Exercise Price	Options Exercisable	Wtd. Avg. Exercise Price
Balance, Dec. 31, 2001	68.9	$33.63	44.1	$27.71
Granted	14.2	$49.93		
Exercised	(8.8)	$20.15		
Cancelled	(0.2)	$43.61		
Balance, Dec. 31, 2002	74.1	$38.33	44.0	$33.09
Granted	14.4	$52.23		
Exercised	(5.0)	$22.54		
Cancelled	(0.1)	$45.15		
Balance, Dec. 31, 2003	83.4	$41.67	55.2	$37.43
Granted	**14.1**	**$50.30**		
Exercised	**(5.5)**	**$26.15**		
Cancelled	**(0.2)**	**$48.13**		
Balance, Dec. 31, 2004	**91.8**	**$43.93**	**64.1**	**$40.92**

Nonemployee directors may elect to receive their annual retainer in shares of Anheuser-Busch common stock, in lieu of cash. If all nonemployee directors eligible to own the company's common stock elected to receive their 2005 annual retainer in shares, the total number of shares issued would be 14,193, based on the closing price for the company's common stock at December 31, 2004.

The following table provides additional information regarding options outstanding and options that were exercisable as of December 31, 2004 (options in millions):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number	Wtd. Avg. Exercise Price
$10-19	**1.3**	**1 yr**	**$16.18**	**1.3**	**$16.18**
$20-29	**13.5**	**3 yrs**	**$25.43**	**13.5**	**$25.43**
$30-39	**9.1**	**4.5 yrs**	**$37.84**	**9.1**	**$37.84**
$40-49	**39.5**	**6.5 yrs**	**$47.25**	**35.0**	**$46.91**
$50-54	**28.4**	**9 yrs**	**$51.28**	**5.2**	**$52.18**
$10-54	**91.8**	**6.5 yrs**	**$43.93**	**64.1**	**$40.92**

8. Debt

The company uses SEC shelf registrations for debt issuance efficiency and flexibility, and currently has $1.75 billion in registered debt available for issuance. Gains or losses on debt redemptions (either individually or in the aggregate) were not material for any year presented. The company has the ability and intent to refinance its entire debt portfolio on a long-term basis and therefore classifies all debt as long-term.

Debt at December 31 consisted of the following (in millions):

	2004	2003
U.S. dollar notes due 2006 to 2023, interest rates from 4.375% to 7.5%	**$3,478.0**	$2,929.9
U.S. dollar debentures due 2009 to 2043, interest rates from 5.95% to 9.0%	**2,950.0**	2,950.0
Commercial paper, interest rates of 2.18% and 1.0%, respectively, at year-end	**1,164.2**	526.4
Industrial revenue bonds due 2006 to 2038, interest rates from 4.6% to 7.4%	**271.8**	270.8
Medium-term notes due 2010, interest rate 5.625%	**200.0**	200.0
Chinese renminbi-denominated bank loans due 2005 to 2009, interest rates from 4.7% to 8.35%	**113.6**	—
U.S. dollar EuroNotes due 2006, interest rate 4.51%	**100.0**	351.0
ESOP note guarantee due 2004, interest rate 8.25%	**—**	46.3
Miscellaneous items	**23.4**	33.5
Unamortized debt discounts	**(22.4)**	(22.5)
Total debt	**$8,278.6**	$7,285.4

The fixed interest rates on the company's EuroNotes and 5.6% U.S. dollar notes (total notional value of $150.0 million and $401.0 million in 2004 and 2003, respectively) were swapped to LIBOR-based floating rates when issued. The weighted-average effective interest rates for this debt were 1.35% and 1.11% during 2004 and 2003, respectively. Year-end rates were 2.28% and 1.00%, respectively.

The weighted-average interest rates for commercial paper borrowings during 2004, 2003, and 2002 were 1.40%, 1.08%, and 1.98%, respectively. The company has in place a single, committed $2 billion revolving credit agreement that expires in August 2008, to support the company's commercial paper program. The agreement is syndicated among 15 banks, has no financial covenants, and does not designate a material adverse change as a default event or an event prohibiting a borrowing. Credit rating triggers in the agreement pertain only to annual fees and the pricing of any potential borrowing, not to the availability of funds. There have been no borrowings under the agreement for any year shown. Annual fees for the agreement were $1.2 million for all years presented. Commercial paper borrowings up to $2 billion are classified as long-term, as they are supported on a long-term basis by the revolving credit agreement. Any commercial paper borrowings in excess of $2 billion will be classified as short-term.

9. Supplemental Cash Flow Information

Accounts payable include $111 million of outstanding checks at both December 31, 2004 and 2003. Supplemental cash flows information for the three years ended December 31 is presented in the following table (in millions).

	2004	2003	2002
Cash paid during the year:			
Interest, net of interest capitalized	**$ 390.3**	$ 369.0	$ 343.0
Income taxes	**$ 962.3**	$ 952.2	$ 788.7
Excise taxes	**$2,229.1**	$2,169.4	$2,119.5
Noncash investing activity:			
Issuance of treasury stock related to wholesaler acquisition (1)	**$ —**	$ 72.6	$ —
Change in working capital:			
(Increase)/decrease in current assets:			
Accounts receivable	**$ (26.7)**	$ (39.0)	$ (9.5)
Inventories	**(102.8)**	(23.9)	28.2
Other current assets	**(21.6)**	(60.5)	53.3
Increase/(decrease) in current liabilities:			
Accounts payable	**101.1**	107.1	41.6
Accrued salaries, wages and benefits	**2.5**	1.4	31.7
Accrued taxes	**(10.2)**	(17.9)	19.9
Other current liabilities	**18.4**	(21.1)	(42.0)
Derivatives fair value adjustment	**(91.3)**	77.2	17.7
Working capital adjustment for acquisition	**(51.0)**	9.3	—
Net (increase)/decrease in working capital	**$ (181.6)**	$ 32.6	$ 140.9

Note 1: Recorded as a reduction in treasury stock for the company's average cost of the shares ($28.5) and an increase in capital in excess of par value for the remainder ($44.1).

10. Accumulated Nonowner Changes In Shareholders Equity

The components of accumulated nonowner changes in shareholders equity, net of applicable taxes, as of December 31 are summarized below (in millions):

	2004	2003
Foreign currency translation losses	**$(566.5)**	$(669.4)
Deferred hedging gains/(losses)	**(1.3)**	59.8
Deferred securities valuation gains	**95.9**	172.3
Net minimum pension liability	**(517.0)**	(453.0)
Accumulated nonowner changes in shareholders equity	**$(988.9)**	$(890.3)

In 2004, the company began providing deferred income taxes for unrealized gains/(losses) on securities valuation and unrealized hedging gains included in nonowner changes in equity. As of December 31, 2004, the company had provided deferred tax liabilities of $54.0 million and deferred tax assets of $0.8 million, respectively, for these items.

11. Income Taxes

Following are the components of the provision for income taxes for the three years ended December 31 (in millions):

	2004	2003	2002
Current tax provision:			
Federal	**$ 772.6**	$ 813.1	$ 747.5
State	**170.0**	142.6	128.5
Foreign	**33.5**	8.1	5.3
Total current provision	**976.1**	963.8	881.3
Deferred tax provision:			
Federal	**168.7**	112.1	141.4
State	**18.4**	17.0	19.0
Foreign	**—**	0.4	(0.2)
Total deferred provision	**187.1**	129.5	160.2
Total tax provision	**$1,163.2**	$1,093.3	$1,041.5

The deferred income tax provision results from temporary differences between financial reporting and income tax filing for the basis of assets and liabilities, and in the timing of recognition of certain income and expense items. The primary temporary differences relate to depreciation on fixed assets, accelerated pension contributions, and accrued U.S. taxes on equity income, net of applicable foreign tax credits.

The company's deferred income tax liabilities and deferred income tax assets as of December 31, 2004 and 2003, are summarized by category below (in millions). Deferred income tax liabilities result primarily from income tax deductions being received prior to expense recognition for financial reporting purposes. Deferred income tax assets relate primarily to expenses being recognized for financial reporting purposes that are not yet deductible for income tax purposes, and to the recognition of minimum pension liabilities. Valuation allowances of $32.2 million and $19.9 million have been provided for deferred income tax assets for which realization is uncertain as of December 31, 2004 and 2003, respectively. Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested outside the United States. Cumulative foreign earnings considered permanently reinvested totaled $187.9 million and $169.1 million, respectively, at December 31, 2004 and 2003.

	2004	2003
Deferred income tax liabilities:		
Fixed assets	**$1,902.6**	$1,795.6
Accelerated pension contributions	**221.3**	168.5
Accrued net U.S. taxes on equity earnings	**162.3**	124.1
Other	**211.7**	140.0
Total deferred income tax liabilities	**2,497.9**	2,228.2
Deferred income tax assets:		
Minimum pension obligation	**324.4**	264.4
Postretirement benefits	**199.7**	205.6
Spare parts and production supplies	**74.8**	72.5
Compensation-related obligations	**74.9**	67.1
Accrued liabilities and other	**152.6**	156.5
Total deferred income tax assets (1)	**826.4**	766.1
Net deferred income taxes	**$1,671.5**	$1,462.1

Note 1: Deferred income tax assets of $55.7 million are classified as current at December 31, 2004, in the balance sheet line item other current assets.

A reconciliation between the U.S. federal statutory income tax rate and Anheuser-Busch's effective income tax rate for the three years ended December 31 is presented below.

	2004	2003	2002
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**3.9**	3.7	3.6
Impact of foreign operations	**0.6**	0.7	1.5
Other items, net	**(0.7)**	(0.7)	(0.4)
Effective tax rate	**38.8%**	38.7%	39.7%

In October 2004, the American Jobs Creation Act was signed into law. The Act will provide annual income tax deductions on income related to domestic manufacturing activities, with deduction levels phased in through 2010 and remaining constant thereafter. The company anticipates an income tax benefit under this provision of the Act in the range of $20 million to $25 million in 2005. The Act also creates a temporary opportunity to repatriate income reinvested in overseas operations at substantially reduced income tax rates. Uncertainty remains regarding implementation of this provision and the company has not yet completed its evaluation. The company's evaluation is expected to be complete in mid-2005. The reduced income tax rates for repatriated earnings may also apply to certain dividends received from Modelo.

During 2004, Anheuser-Busch identified a $25.9 million balance sheet reclassification related to the spin-off of its Campbell Taggart bakery subsidiary in 1996. At June 30, 2004, the company increased its deferred income tax liability by $25.9 million and decreased retained earnings by the same amount. The reclassification had no impact on the company's results of operations, total assets, or cash flows.

12. Contingencies

In January 1997, Maris Distributing Company, Inc., a former Anheuser-Busch wholesaler in Florida, initiated litigation against the company alleging breach of contract and 12 other claims. Anheuser-Busch terminated its distribution agreement with Maris Distributing in March 1997. During the course of litigation, nine claims were resolved in favor of Anheuser-Busch and a defamation claim brought by Maris was mistried. In August 2001, a jury rendered a verdict against the company in the amount of $50 million on two remaining claims. The court subsequently awarded plaintiffs an additional $22.6 million in accumulated prejudgment interest on the jury award, which continues to accrue at a rate that is fixed annually. Prejudgment interest is now approximately $35 million. Anheuser-Busch continues to believe it acted appropriately in terminating the distribution agreement of Maris Distributing. In May 2003, the Court of Appeals remanded the case to the trial court for resolution of issues relating to the defamation claim. In September 2003, the trial court determined that Maris Distributing's amended defamation claim could proceed. The trial of the defamation claim is scheduled to begin August 1, 2005. Anheuser-Busch is vigorously contesting that claim. The appeals of the 2001 verdict cannot be heard by the Court of Appeals until matters relating to the defamation claim are resolved. The company continues to vigorously contest the verdict. However, resolution is not expected to occur quickly and the ultimate impact of this matter on the company's financial position, results of operations, or cash flows cannot presently be predicted. The company's results do not include any expense related to the Maris Distributing judgment or interest for any period shown.

The company and certain of its subsidiaries are involved in additional claims and legal proceedings in which monetary damages and other relief is sought. The company is vigorously contesting these claims; however resolution is not expected to occur quickly, and the ultimate outcome cannot presently be predicted. It is the opinion of management that the ultimate resolution of these claims, legal proceedings, and other contingencies, either individually or in the aggregate, will not materially affect the company's financial position, results of operations or liquidity.

13. Preferred and Common Stock

Common Stock Activity

Common stock activity for the three years ended December 31 is summarized below (in millions of shares):

	2004	2003	2002
Common Stock:			
Beginning common stock	**1,457.9**	1,453.4	1,445.2
Shares issued under stock plans	**5.1**	4.5	8.2
Common stock	**1,463.0**	1,457.9	1,453.4
Treasury Stock:			
Beginning treasury stock	**(644.8)**	(606.8)	(566.1)
Treasury stock acquired	**(33.2)**	(39.4)	(40.7)
Treasury stock issued	—	1.4	—
Cumulative treasury stock	**(678.0)**	(644.8)	(606.8)
Net common stock outstanding	**785.0**	813.1	846.6

Earnings Per Share of Common Stock

Earnings per share are computed by dividing net income by weighted-average common shares outstanding for the period. Basic earnings per share are computed using an unadjusted weighted-average number of shares of common stock. Diluted earnings per share are computed using the weighted-average number of shares of common stock, plus an adjustment for the dilutive effect of unexercised in-the-money stock options.

A reconciliation between basic and diluted weighted-average common shares outstanding for the three years ended December 31 follows (millions of shares). There were no adjustments to net income for any year shown for purposes of calculating earnings per share.

	2004	2003	2002
Basic weighted average shares outstanding	**798.9**	826.2	866.0
Stock option shares	**9.6**	10.8	12.9
Diluted weighted average shares outstanding	**808.5**	837.0	878.9

Common Stock Repurchase

The board of directors has approved resolutions authorizing the company to repurchase shares of its common stock. At December 31, 2004, approximately 44 million shares remained available for repurchase under a March 2003 board authorization totaling 100 million shares.

The company repurchased 33.2 million common shares in 2004, 39.4 million shares in 2003, and 40.7 million shares in 2002, for $1,699.5 million, $1,958.9 million, and $2,027.0 million, respectively.

Preferred Stock

At December 31, 2004 and 2003, 40 million shares of $1.00 par value preferred stock were authorized and unissued.

14. Employee Stock Ownership Plans

In 1989, the company added Employee Stock Ownership Plans (ESOPs) to its existing Deferred Income Stock Purchase and Savings Plans (401(k) plans), in which most regular employees were eligible for participation. The ESOPs expired in March 2004. The ESOPs initially borrowed $500 million for a 15-year term at an interest rate of 8.25% and used the proceeds to buy approximately 45.4 million shares of common stock from the company at a then market price of $11.03 per share. The ESOPs purchased an additional 400,000 shares from the company using proceeds from the sale of spin-off-related Earthgrains shares in 1996. All shares were allocated to participants over the 15-year life of the ESOPs.

Cash contributions and expense recognition related to the ESOPs were determined by several factors, including the market price of Anheuser-Busch common stock, number of shares allocated to participants, debt service requirements, dividends on unallocated shares and the company's matching contribution. ESOP expense was allocated to operating expense and interest expense based on the ratio of principal and interest payments on the underlying debt. Company cash contributions were made to the ESOPs in March and September to correspond with debt service requirements. A summary of cash contributions and dividends on unallocated ESOP shares for the three years ended December 31 is presented below (in millions):

	2004	2003	2002
Cash contributions	**$36.6**	$10.2	$6.1
Dividends	**$ 0.2**	$ 1.7	$3.7

Total ESOP expense for the three years ended December 31 is presented below (in millions):

	2004	2003	2002
Operating expense	**$50.7**	$15.1	$13.3
Interest expense	**0.2**	1.9	2.7
Total ESOP expense	**$50.9**	$17.0	$16.0

2004 operating expense includes $47.5 million in cash contributions made by the company to its 401(k) plans subsequent to the March 31, 2004, expiration of the ESOPs.

15. Quarterly Financial Data (unaudited)

Following is selected quarterly information for 2004 and 2003 (in millions, except per share).

Year ended December 31, 2004

	Net Sales	Gross Profit	Net Income	Earnings per Share Basic	Earnings per Share Diluted
1st Qtr	**$ 3,477.0**	**$1,403.7**	**$ 549.9**	**$ .68**	**$ .67**
2nd Qtr	**4,010.0**	**1,678.8**	**673.5**	**.84**	**.83**
3rd Qtr	**4,080.1**	**1,718.8**	**684.4**	**.86**	**.85**
4th Qtr	**3,367.1**	**1,150.4**	**332.5**	**.42**	**.42**
Annual	**$14,934.2**	**$5,951.7**	**$2,240.3**	**$2.80**	**$2.77**

Year ended December 31, 2003

	Net Sales	Gross Profit	Net Income	Earnings per Share Basic	Earnings per Share Diluted
1st Qtr	$ 3,280.6	$1,306.2	$ 484.8	$ .58	$ .57
2nd Qtr	3,770.2	1,580.3	632.6	.76	.75
3rd Qtr	3,880.5	1,676.4	664.3	.81	.80
4th Qtr	3,215.4	1,134.7	294.2	.36	.36
Annual	$14,146.7	$5,697.6	$2,075.9	$2.51	$2.48

16. Business Segments

The company categorizes its operations into five business segments: domestic beer, international beer, packaging, entertainment, and other.

The domestic beer segment consists of the company's U.S. beer manufacturing and company-owned beer wholesale sales operations, including vertically integrated rice, barley and hops operations.

The international beer segment consists of the company's export sales and overseas beer production and marketing operations, which include company-owned operations in China and the United Kingdom, administration of contract and license brewing arrangements, and equity investments. Principal foreign markets for sale of the company's products are China, the United Kingdom, Canada, and Ireland. The company attributes foreign sales based on the domicile of the purchaser of the product.

The packaging segment is composed of the company's aluminum beverage can and lid manufacturing, aluminum recycling, label printing, and glass manufacturing operations. Cans and lids are produced for both the company's domestic beer operations and external customers in the U.S. soft drink industry.

The entertainment segment consists of the company's SeaWorld, Busch Gardens and other adventure park operations.

The other segment is comprised of the company's real estate development and transportation businesses.

Following is Anheuser-Busch business segment information for 2004, 2003 and 2002 (in millions). Intersegment sales are fully eliminated in consolidation. No single customer accounted for more than 10% of sales. General corporate expenses, including net interest expense, are not allocated to the operating segments.

2004	Domestic Beer	Int'l Beer	Pkg.	Enter.	Other	Corp. & Elims (1)	Consol.
Income Statement Information:							
Gross sales	**$13,371.6**	**1,015.1**	**2,276.8**	**989.3**	**75.4**	**(568.0)**	**$17,160.2**
Net sales - intersegment	**$ —**	**—**	**880.1**	**—**	**4.0**	**(884.1)**	**$ —**
Net sales - external	**$11,350.8**	**809.9**	**1,396.7**	**989.3**	**71.4**	**316.1**	**$14,934.2**
Depreciation and amortization	**$ 679.9**	**35.0**	**83.9**	**91.8**	**5.3**	**36.8**	**$ 932.7**
Income before income taxes	**$ 3,279.4**	**130.9**	**163.9**	**172.7**	**(2.0)**	**(745.5)**	**$ 2,999.4**
Equity income, net of tax	**$ —**	**404.1**	**—**	**—**	**—**	**—**	**$ 404.1**
Net income	**$ 2,033.2**	**485.3**	**101.6**	**107.1**	**(1.2)**	**(485.7)**	**$ 2,240.3**
Balance Sheet Information:							
Total assets	**$ 7,850.1**	**4,683.9**	**800.8**	**1,378.9**	**215.8**	**1,243.9**	**$16,173.4**
Equity method investments	**$ —**	**2,686.2**	**—**	**—**	**—**	**—**	**$ 2,686.2**
Goodwill	**$ 21.2**	**1,177.8**	**21.9**	**288.3**	**—**	**—**	**$ 1,509.2**
Foreign-located fixed assets	**$ —**	**451.5**	**—**	**—**	**—**	**—**	**$ 451.5**
Capital expenditures	**$ 799.9**	**56.6**	**56.3**	**131.9**	**10.2**	**34.7**	**$ 1,089.6**

2003	Domestic Beer	Int'l Beer	Pkg.	Enter.	Other	Corp. & Elims (1)	Consol.
Income Statement Information:							
Gross sales	$12,997.5	797.0	2,093.6	923.9	74.4	(566.2)	$16,320.2
Net sales - intersegment	$ —	—	869.2	—	4.3	(873.5)	$ —
Net sales - external	$10,984.4	636.6	1,224.4	923.9	70.1	307.3	$14,146.7
Depreciation and amortization	$ 642.3	24.6	79.2	87.3	4.9	38.9	$ 877.2
Income before income taxes	$ 3,118.7	90.8	155.5	162.8	(12.0)	(691.5)	$ 2,824.3
Equity income, net of tax	$ —	344.9	—	—	—	—	$ 344.9
Net income	$ 1,933.6	401.2	96.4	100.9	(7.4)	(448.8)	$ 2,075.9
Balance Sheet Information:							
Total assets	$ 7,804.7	3,517.9	782.4	1,341.9	202.9	1,039.7	$14,689.5
Equity method investments	$ —	2,566.6	—	—	—	—	$ 2,566.6
Goodwill	$ —	679.7	21.9	288.3	—	—	$ 989.9
Foreign-located fixed assets	$ —	250.1	—	—	—	—	$ 250.1
Capital expenditures	$ 744.9	39.0	42.6	127.9	4.0	34.6	$ 993.0

2002	Domestic Beer	Int'l Beer	Pkg.	Enter.	Other	Corp. & Elims (1)	Consol.
Income Statement Information:							
Gross sales	$12,562.9	713.6	2,072.0	858.6	92.8	(613.1)	$15,686.8
Net sales - intersegment	$ —	—	877.3	—	18.1	(895.4)	$ —
Net sales - external	$10,574.1	582.0	1,194.7	858.6	74.7	282.3	$13,566.4
Depreciation and amortization	$ 615.3	22.1	82.5	84.9	5.5	37.0	$ 847.3
Income before income taxes	$ 2,919.2	76.1	154.0	153.0	(3.4)	(675.3)	$ 2,623.6
Equity income, net of tax	$ —	351.7	—	—	—	—	$ 351.7
Net income	$ 1,809.9	398.9	95.5	94.9	(2.1)	(463.3)	$ 1,933.8
Balance Sheet Information:							
Total assets	$ 7,559.1	3,182.3	830.1	1,298.2	210.2	1,039.6	$14,119.5
Equity method investments	$ —	2,640.1	—	—	—	—	$ 2,640.1
Goodwill	$ —	715.2	21.9	288.3	—	—	$ 1,025.4
Foreign-located fixed assets	$ —	225.5	—	—	—	—	$ 225.5
Capital expenditures	$ 670.7	28.2	31.9	72.2	3.4	28.3	$ 834.7

Note 1: Corporate assets principally include cash, marketable securities, deferred charges, and certain fixed assets. Eliminations impact only gross and intersegment sales. External net sales reflects the reporting of pass-through delivery costs reimbursed by customers of $312.0 million, $298.9 million, and $282.3 million in 2004, 2003, and 2002, respectively.

Financial Summary — Operations

Anheuser-Busch Companies and Subsidiaries

Year ended December 31 (in millions, except per share)	2004	2003	2002
Barrels of Anheuser-Busch beer brands sold worldwide	**116.8**	111.0	109.8
Gross sales	**$17,160.2**	$ 16,320.2	$ 15,686.8
Excise taxes	**(2,226.0)**	(2,173.5)	(2,120.4)
Net sales	**14,934.2**	14,146.7	13,566.4
Cost of sales	**(8,982.5)**	(8,449.1)	(8,131.3)
Gross profit	**5,951.7**	5,697.6	5,435.1
Marketing, distribution and administrative expenses	**(2,590.7)**	(2,498.3)	(2,455.4)
Gain on sale of business (1)	**—**	—	—
Shutdown of Tampa brewery	**—**	—	—
Operating income	**3,361.0**	3,199.3	2,979.7
Interest expense	**(426.9)**	(401.5)	(368.7)
Interest capitalized	**21.9**	24.4	17.7
Interest income	**4.7**	1.7	1.3
Other income/(expense), net	**38.7**	0.4	(6.4)
Income before income taxes	**2,999.4**	2,824.3	2,623.6
Provision for income taxes	**(1,163.2)**	(1,093.3)	(1,041.5)
Equity income, net of tax	**404.1**	344.9	351.7
Income from continuing operations	**2,240.3**	2,075.9	1,933.8
Income/(loss) from discontinued operations	**—**	—	—
Income before accounting changes	**2,240.3**	2,075.9	1,933.8
Cumulative effect of accounting changes (2)	**—**	—	—
Net income	**$ 2,240.3**	$ 2,075.9	$ 1,933.8
Basic earnings per share:			
Income from continuing operations	**$ 2.80**	$ 2.51	$ 2.23
Income/(loss) from discontinued operations	**—**	—	—
Income before accounting changes	**2.80**	2.51	2.23
Cumulative effect of accounting changes	**—**	—	—
Net income	**$ 2.80**	$ 2.51	$ 2.23
Diluted earnings per share:			
Income from continuing operations	**$ 2.77**	$ 2.48	$ 2.20
Income/(loss) from discontinued operations	**—**	—	—
Income before accounting changes	**2.77**	2.48	2.20
Cumulative effect of accounting changes	**—**	—	—
Net income	**$ 2.77**	$ 2.48	$ 2.20
Weighted average number of common shares:			
Basic	**798.9**	826.2	866.0
Diluted	**808.5**	837.0	878.9

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000, and September 12, 1996, and the 1997 adoption of FAS 128, "Earnings per Share." Information for 1995 and 1994 has been restated to recognize the divestiture of the food products segment.

Note 1: Sale of SeaWorld Cleveland in 2001; sale of the St. Louis Cardinals in 1996.

Note 2: Change in accounting for deferred systems reengineering costs, net of income tax benefit of $6.2 million.

2001	2000	1999	1998	1997	1996	1995	1994
107.2	105.6	102.9	99.8	96.6	95.1	90.9	91.3
$ 14,973.0	$ 14,534.2	$ 13,914.5	$ 13,342.5	$ 12,936.0	$ 12,721.8	$ 12,100.1	$ 11,793.9
(2,061.5)	(2,034.8)	(2,019.6)	(1,962.1)	(1,766.2)	(1,737.8)	(1,664.0)	(1,679.7)
12,911.5	12,499.4	11,894.9	11,380.4	11,169.8	10,984.0	10,436.1	10,114.2
(7,950.4)	(7,829.9)	(7,445.6)	(7,297.1)	(7,200.5)	(7,064.9)	(6,886.6)	(6,581.0)
4,961.1	4,669.5	4,449.3	4,083.3	3,969.3	3,919.1	3,549.5	3,533.2
(2,255.9)	(2,174.8)	(2,147.0)	(1,958.0)	(1,916.3)	(1,890.0)	(1,756.6)	(1,679.9)
17.8	—	—	—	—	54.7	—	—
—	—	—	—	—	—	(160.0)	—
2,723.0	2,494.7	2,302.3	2,125.3	2,053.0	2,083.8 [3]	1,632.9 [4]	1,853.3
(361.2)	(348.2)	(307.8)	(291.5)	(261.2)	(232.8)	(225.9)	(219.3)
26.9	33.3	18.2	26.0	42.1	35.5	24.3	21.8
1.1	1.1	4.3	5.8	7.9	9.4	9.9	2.6
(12.2)	(1.0)	(9.4)	(13.0)	(9.3)	(3.0)	20.5	17.6
2,377.6	2,179.9	2,007.6	1,852.6	1,832.5	1,892.9 [3]	1,461.7 [4]	1,676.0
(927.5)	(874.3)	(784.1)	(732.2)	(715.2)	(736.8)	(575.1)	(661.5)
254.4	246.0	178.7	112.9	61.9	—	—	—
1,704.5	1,551.6	1,402.2	1,233.3	1,179.2	1,156.1 [3]	886.6 [4]	1,014.5
—	—	—	—	—	33.8	(244.3)	17.6
1,704.5	1,551.6	1,402.2	1,233.3	1,179.2	1,189.9	642.3	1,032.1
—	—	—	—	(10.0)	—	—	—
$ 1,704.5	$ 1,551.6	$ 1,402.2	$ 1,233.3	$ 1,169.2	$ 1,189.9	$ 642.3	$ 1,032.1
$ 1.91	$ 1.71	$ 1.49	$ 1.28	$ 1.19	$ 1.16	$ .86	$ .96
—	—	—	—	—	.03	(.23)	.02
1.91	1.71	1.49	1.28	1.19	1.19	.63	.98
—	—	—	—	(.01)	—	—	—
$ 1.91	$ 1.71	$ 1.49	$ 1.28	$ 1.18	$ 1.19	$ .63	$ .98
$ 1.89	$ 1.69	$ 1.47	$ 1.27	$ 1.18	$ 1.14 [3]	$ .85 [4]	$ .95
—	—	—	—	—	.03	(.23)	.02
1.89	1.69	1.47	1.27	1.18	1.17	.62	.97
—	—	—	—	(.01)	—	—	—
$ 1.89	$ 1.69	$ 1.47	$ 1.27	$ 1.17	$ 1.17	$ .62	$ .97
890.1	906.1	939.0	964.2	985.3	998.2	1,021.7	1,049.2
901.6	919.7	953.7	975.0	999.4	1,021.2	1,048.8	1,076.1

Note 3: 1996 results include the impact of the gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, operating income, pretax income, income from continuing operations, and diluted earnings per share would have been $2,029.1 million, $1,838.2 million, $1,122.7 million, and $1.10, respectively.

Note 4: 1995 results include the impact of the one-time pretax charge of $160.0 million for the closure of the Tampa brewery, and the $74.5 million pretax impact of the beer wholesaler inventory reduction. Excluding these nonrecurring items, operating income, pretax income, income from continuing operations, and diluted earnings per share would have been $1,867.4 million, $1,696.2 million, $1,032.3 million, and $.99, respectively.

Financial Summary — Balance Sheet and Other Information

Anheuser-Busch Companies and Subsidiaries

Year ended December 31 (in millions, except per share)	**2004**	**2003**	**2002**
Balance Sheet Information:			
Working capital (deficit)	**$ (150.6)**	$ (226.9)	$ (283.0)
Current ratio	**0.9**	0.9	0.8
Debt	**$ 8,278.6**	$ 7,285.4	$ 6,603.2
Shareholders equity	**$ 2,668.1**	$ 2,711.7	$ 3,052.3
Return on shareholders equity	**83.3%**	72.0%	54.4%
Book value per share	**$ 3.40**	$ 3.33	$ 3.61
Total assets	**$ 16,173.4**	$14,689.5	$14,119.5
Other Information:			
Operating cash flow before change in working capital	**$ 3,121.9**	$ 2,938.3	$ 2,624.3
Capital expenditures	**$ 1,089.6**	$ 993.0	$ 834.7
Operating cash flow after capital expenditures (Anheuser-Busch free cash flow)	**$ 1,850.7**	$ 1,977.9	$ 1,930.5
Common dividends paid	**$ 742.8**	$ 685.4	$ 649.5
Per share	**$ .93**	$ .83	$ .75
Price/earnings ratio	**18.3**	21.2	22.0
High and low closing price of common stock	**$54.29-$49.45**	$53.69-$45.92	$54.97-$44.00

All share and per share information reflects the two-for-one common stock splits distributed September 18, 2000, and September 12, 1996. Information for 1995 and 1994 has been restated to recognize the divestiture of the food products segment.

2001	2000	1999	1998	1997	1996	1995	1994
$ (186.1)	$ (127.8)	$ (350.4)	$ (89.9)	$ 83.2	$ 34.9	$ 268.6	$ 57.0
0.9	0.9	0.8	0.9	1.1	1.0	1.2	1.0
$ 5,983.9	$ 5,362.7	$ 5,122.9	$ 4,718.6	$ 4,365.6	$ 3,270.9	$ 3,270.1	$ 3,066.4
$ 4,061.5	$ 4,128.9	$ 3,921.5	$ 4,216.0	$ 4,041.8	$ 4,029.1	$ 4,433.9	$ 4,415.5
41.6%	38.5%	34.5%	29.9%	29.2% (1)	30.0% (2)	25.0% (3)	29.9%
$ 4.62	$ 4.57	$ 4.25	$ 4.42	$ 4.15	$ 4.05	$ 3.61	$ 3.32
$13,944.9	$13,148.3	$12,680.5	$12,504.5	$11,738.4	$10,463.6	$10,590.9	$10,547.4
$ 2,316.0	$ 2,230.0	$ 2,141.6	$ 1,977.2	$ 1,839.0	$ 1,751.7	$ 1,700.5	$ 1,729.6
$ 1,022.0	$ 1,074.5	$ 865.3	$ 817.5	$ 1,199.3	$ 1,084.6	$ 952.5	$ 662.8
$ 1,338.6	$ 1,183.0	$ 1,270.6	$ 1,395.9	$ 644.4	$ 909.2	$ 494.5	$ 1,009.8
$ 614.1	$ 571.0	$ 544.7	$ 521.0	$ 492.6	$ 458.9	$ 429.5	$ 398.8
$ .69	$ .63	$ .58	$ .54	$ .50	$ .46	$ .42	$ .38
23.9	26.9	24.1	25.9	18.6 (1)	17.6 (2)	19.6 (3)	13.1
$46.51-$38.50	$49.81-$27.47	$40.81-$32.59	$34.13-$21.72	$23.94-$19.75	$21.44-$16.25	$17-$12.69	$13.81-$11.75

Note 1: Ratios calculated based on income from continuing operations before the cumulative effect of accounting changes.

Note 2: Ratios calculated based on reported income from continuing operations, which includes the $54.7 million pretax gain on the sale of the St. Louis Cardinals. Excluding the Cardinals gain, return on shareholders equity would have been 29.2% and the price/earnings ratio would have been 18.1.

Note 3: Ratios calculated based on reported income from continuing operations. Excluding the two nonrecurring 1995 items ($160 million pretax charge for closure of the Tampa brewery and $74.5 million pretax impact of the beer wholesaler inventory reduction), return on shareholders equity would have been 29.1% and the price/earnings ratio would have been 16.8.

Anheuser-Busch Companies, Inc.

Strategy Committee

(*Member of the Corporate Office)

Patrick T. Stokes*
President and Chief Executive Officer

August A. Busch III*
Chairman of the Board

W. Randolph Baker
Vice President and Chief Financial Officer

John E. Jacob
Executive Vice President — Global Communications

Thomas W. Santel
Vice President — Corporate Development

Stephen J. Burrows
Vice President — International Operations

August A. Busch IV
Vice President and Group Executive

Mark T. Bobak
Group Vice President and Chief Legal Officer

Joseph P. Sellinger
Vice President and Group Executive

Douglas J. Muhleman
Group Vice President, Brewing Operations & Technology — Anheuser-Busch, Inc.

Francine I. Katz
Vice President — Communications and Consumer Affairs

Keith M. Kasen
Chairman of the Board and President — Busch Entertainment Corporation

Joseph P. Castellano
Vice President — Corporate Human Resources

James F. Hoffmeister
Group Vice President — Procurement Logistics and Agricultural Resources— Anheuser-Busch, Inc.

Michael J. Owens
Vice President — Sales and Marketing — Anheuser-Busch, Inc.

Robert C. Lachky
Vice President — Brand Management and Director — Global Brand Creative — Anheuser-Busch, Inc.

Anthony T. Ponturo
Vice President — Global Media and Sports Marketing — Anheuser-Busch, Inc.

John F. Kelly
Vice President and Controller

Other Officers

JoBeth G. Brown
Vice President and Secretary

John S. Koykka
Vice President — International Development

John T. Farrell
Vice President — Employee Benefits

William J. Kimmins Jr.
Vice President and Treasurer

Lisa A. Joley
Vice President and General Counsel

Robert J. Byrne
Vice President and Chief Information Officer

Gary L. Rutledge
Vice President — Corporate Labor Relations

Sabrina M. Wrenn
Vice President — Labor and Benefits Law

Teresa H. Vogt
Vice President — Communications

John D. Castagno
Vice President and Tax Controller

Michael F. Roche
Vice President — National Affairs

Gary R. Aldenderfer
Vice President — Internal Audit

David C. Sauerhoff
Vice President — Investor Relations

Laura H. Reeves
Assistant Secretary

William J. Mayor
Assistant Controller

Robert J. Haire
Assistant Controller

Mark A. Rawlins
Assistant Treasurer

Principal Officers of Anheuser-Busch Companies Subsidiaries

Anheuser-Busch, Inc.

(†Member of the Anheuser-Busch, Inc. Management Committee)

Patrick T. Stokes
Chairman of the Board and Chief Executive Officer

August A. Busch IV†
President

Douglas J. Muhleman†
Group Vice President — Brewing Operations & Technology

James F. Hoffmeister†
Group Vice President — Procurement, Logistics and Agricultural Resources

Michael J. Owens†
Vice President — Sales and Marketing

Robert C. Lachky†
Vice President — Brand Management and Director — Global Brand Creative

Anthony T. Ponturo†
Vice President — Global Media and Sports Marketing

Gary R. Welker†
Vice President — Distribution Systems and Services

Phillip J. Colombatto†
Vice President — Quality Assurance

Marie C. Carroll†
Vice President — Finance and Planning

Michael S. Harding†
Vice President — Operations

John W. Serbia†
Vice President — Brewing

Geoffrey J. Steinhart†
Vice President — Engineering

Keith S. Levy†
Vice President — Retail Marketing

David A. Peacock†
Vice President — Administration

James G. Brickey†
Vice President — Human Resources

Thomas J. Adamitis
Vice President — Procurement

Henry Dominguez
Region Vice President (West) — Government Affairs

Rodney D. Forth
Region Vice President (Central) — Government Affairs

Johnny Furr Jr.
Vice President — Sales Development and Community Affairs

Joseph M. Hoff
Vice President — National Retail Sales

Joseph F. Jedlicka III
Vice President — Legal and State Affairs

Eugene D. Johnson Jr.
Vice President — Wholesaler Development

John B. Johnson
Vice President — Regional Sales Operations

William B. Jones
Vice President — Mass Merchandising, Club and Drug Chains

Peter C. McLoughlin
Vice President — Corporate Media

Jeremiah A. Mullane
Region Vice President (East) Government Affairs

Jesus Rangel
Vice President — Sales Development and Community Relations

Raymond F. Steitz
Vice President — Sales Operations

Robert M. Tallett
Vice President — Wholesale Operations

Anheuser-Busch International, Inc.

Patrick T. Stokes
Chairman of the Board

Stephen J. Burrows
Chief Executive Officer and President

John S. Koykka
Executive Vice President — Strategic Planning and Business Development

John J. Hanichak III
Vice President — Field Operations

Mark F. Schumm
Vice President — China Business Development

Larry D. Baumann
Vice President — Finance

David A. Renaud
Vice President and Chief Financial Officer of Anheuser-Busch China

James E. Schobel
Senior Vice President — Legal Affairs

Alejandro M. Strauch
Vice President and Regional Director —Central and South America

Pedro L. Soares
Vice President — Mexico

Andrew J. Day
Vice President and Managing Director — Europe

Martin D. Cargas
Vice President — Government Affairs

Y.R. Cheng
Vice President and Managing Director — Greater China

Y.J. Cheng
Vice President — Production and Technology — China

Kevin N. Weishaar
Vice President — International Business Development

Wholesaler Equity Development Corp.

David A. Peacock
Chairman of the Board and Chief Executive Officer

Anthony J. Short
President

Busch Agricultural Resources, Inc.

James F. Hoffmeister
Chairman of the Board and Chief Executive Officer

Stephen D. Malin
President

Richard R. Emerson
Vice President — Operations

Thomas M. Wood
Vice President — Technical and International Operations

Thomas L. Tangaro
Vice President — Staff Operations

Anheuser-Busch Packaging Group, Inc.

Joseph P. Sellinger
Chairman of the Board, Chief Executive Officer, and President

Kirk Norris
Group Vice President — Operations

Tony Bhalla
Executive Vice President and Chief Operating Officer — Metal Container Corporation

Lise A. Herren
Executive Vice President and Chief Operating Officer — Anheuser-Busch Recycling, Precision Printing and Packaging, Eagle Packaging

Busch Entertainment Corporation

Keith M. Kasen
Chairman of the Board and President

Damon H. Andrew
Vice President — Safety and Park Operations

Bradley F. Andrews
Vice President— Zoological Operations

Karen L. Branding
Vice President — Adventure Camp Business

Robin D. Carson
Vice President — Marketing

Michael R. Catcott
Vice President — Merchandise

Stephen M. Frein
Vice President — Planning and Development

David J. Grabe
Vice President — Finance

David L. Hammer
Vice President — Human Resources

David R. Smith
Vice President — Entertainment

David C. White
Vice President — Culinary Operations

James R. Yust
Vice President — Engineering and Creative Development

Busch Properties, Inc.

W. Randolph Baker
Chairman of the Board and President

Joseph Durante
Executive Vice President and Managing Director — Kingsmill Resort

William B. Voliva
Executive Vice President — Kingsmill on the James

John C. Martz Jr.
Vice President — Corporate Real Estate

William F. Brown
Vice President — Busch Corporate Centers

William J. Nason
Vice President — Finance and Administration

Manufacturers Railway Company; St. Louis Refrigerator Car Company

Kurt R. Andrew
President and Chief Executive Officer

Barbara J. Houseworth
Vice President and Treasurer

Investor Information

World Headquarters
One Busch Place
St. Louis, Mo. 63118
314-577-2000

General Information by Phone (toll-free)
800-DIAL-BUD
(800-342-5283)

Annual Meeting
Wednesday, April 27, 2005, 10 a.m.
Kingsmill, Va.

Transfer Agent, Registrar and Dividend Payments
Mellon Investor Services LLC
85 Challenger Rd.,
Overpeck Centre
Ridgefield Park, N.J. 07660
888-213-0964
www.melloninvestor.com

Dividend Reinvestment Plan
The company's Dividend Reinvestment Plan allows shareholders to reinvest dividends in Anheuser-Busch Companies common stock automatically, regularly and conveniently — without service charges or brokerage fees. In addition, participating shareholders may supplement the amount invested with voluntary cash investments on the same cost-free basis. Plan participation is voluntary and shareholders may join or withdraw at any time. For more information, contact Mellon Investor Services (address above).

Stock Exchange Listings
New York, London, Swiss

Traded on These Exchanges
Boston, Chicago, Cincinnati, Pacific, Philadelphia

Ticker Symbol: BUD
Newspaper Listing: AnheuserB

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101

Trustee for Debentures and Notes
The JPMorgan Chase Bank Institutional Trust Services
4 New York Plaza, 15th Floor
New York, N.Y. 10004
800-275-2048

Trustee for Industrial Revenue Bonds
The Bank of New York Trust Company, N.A.
911 Washington Ave.
Lammert Building, Suite 300
St. Louis, Mo. 63101
800-208-2197

Dividends
Dividends are normally paid in the months of March, June, September and December. Dividends may be electronically deposited into an account at the shareholder's financial institution. Please contact Mellon Investor Services for details.

Other Information
You may obtain, at no charge, a copy of the Anheuser-Busch Companies Annual Report to the Securities and Exchange Commission (Form 10-K) by writing to the Vice President and Secretary's Office at our world headquarters, accessing the Internet at www.anheuser-busch.com, or by calling 800-DIAL-BUD. The company also provides copies of its SEC quarterly reports on Forms 10-Q, other reports on Forms 8-K, earnings press releases, proxy statements, and corporate governance information free of charge at www.anheuser-busch.com.

For information about Anheuser-Busch's efforts to enhance shareholder value through community support, you may request a complimentary copy of our "Making Friends ... Making a Difference" brochure by writing to Business Communications at our world headquarters, by accessing the Internet at www.anheuser-busch.com, or by calling 800-DIAL-BUD.

Selected Anheuser-Busch Internet Addresses
www.anheuser-busch.com
(corporate, financial and investor information)

www.budweiser.com
(brand and sponsorship information; Budweiser merchandise)

www.budlight.com
(brand and sponsorship information; Bud Light merchandise)

www.beeresponsible.com
(Consumer Awareness and Education)

www.budweisertours.com
(brewery tour information; the brewing process)

www.grantsfarm.com
(Grant's Farm tour information)

www.buschgardens.com
(Busch Gardens information)

www.seaworld.com
(SeaWorld information)

www.discoverycove.com
(Discovery Cove information)

Anheuser-Busch, Inc.
Leading U.S. brewer and industry leader since 1957; produces approximately 30 beers and three nonalcohol brews at 12 U.S. breweries

Anheuser-Busch International, Inc.
Develops Anheuser-Busch brands outside the United States and invests in leading brewers in growth markets

Anheuser-Busch Packaging Group, Inc.
Produces aluminum cans/lids, metalized and paper labels, glass bottles, and crown and closure liner material; recycles aluminum beverage containers; operates 15 U.S. plants

Busch Agricultural Resources, Inc.
Produces and enhances the quality of raw materials for Anheuser-Busch, Inc.

Busch Entertainment Corporation
One of the largest U.S. theme park operators, with nine parks throughout the country

Busch Properties, Inc.
A real estate development company with resort, residential and commercial properties in selected areas of the country

Manufacturers Railway Company
Provides terminal rail-switching services to St. Louis industries and operates trucking subsidiaries

Wholesaler Equity Development Corporation
Shares equity positions with qualified partners in Anheuser-Busch, Inc. distributorships while they build toward total ownership



SITTING (LEFT TO RIGHT): William Porter Payne, Vilma S. Martinez, James B. Orthwein, Joyce M. Roché, Vernon R. Loucks Jr., Henry Hugh Shelton
STANDING (LEFT TO RIGHT): Charles F. Knight, Bernard A. Edison, Carlos Fernandez G., August A. Busch III, Patrick T. Stokes, Andrew C. Taylor, Douglas A. Warner III, John E. Jacob, James J. Forese, Edward E. Whitacre Jr., James R. Jones

Board of Directors

August A. Busch III
Chairman of the Board –
Anheuser-Busch Companies
Joined board 1963

Carlos Fernandez G.
Vice Chairman of the Board and Chief Executive Officer –
Grupo Modelo, S.A. de C.V.; a Mexican company engaged in brewing and related operations
Joined board 1996

James J. Forese
Former Chairman and Chief Executive Officer –
IKON Office Solutions, Inc., a global business-to-business communications company; Operating Partner and Chief Operating Officer of Thayer Capital Partners, a private equity investment firm
Joined board 2003

John E. Jacob
Executive Vice President Global Communications –
Anheuser-Busch Companies
Joined board 1990

James R. Jones
Former U.S. Ambassador to Mexico;
Co-Chairman and Chief Executive Officer –
Manatt Jones Global Strategies, LLC, a global consulting firm;
Chairman – GlobeRanger Corporation
Joined board 1998

Charles F. Knight
Chairman Emeritus –
Emerson Electric Co.; a technology-based global manufacturing company
Joined board 1987

Vernon R. Loucks Jr.
Chairman of the Board –
The Aethena Group, LLC, a health-care merchant banking firm
Joined board 1988

Vilma S. Martinez
Partner –
Munger, Tolles & Olson, LLP; attorneys
Joined board 1983

William Porter Payne
Partner –
Gleacher Partners, LLC, an investment banking and asset management firm
Joined board 1997

Joyce M. Roché
President and Chief Executive Officer –
Girls Incorporated, a nonprofit organization
Joined board 1998

Henry Hugh Shelton
Former Chairman –
Joint Chiefs of Staff;
President, International Operations –
M.I.C. Industries, an international manufacturing company
Joined board 2001

Patrick T. Stokes
President and Chief Executive Officer –
Anheuser-Busch Companies
Joined board 2000

Andrew C. Taylor
Chairman and Chief Executive Officer –
Enterprise Rent-A-Car Company; an international car rental and related services company
Joined board 1995

Douglas A. Warner III
Former Chairman of the Board –
J.P. Morgan Chase & Co., an international commercial and investment banking firm
Joined board 1992

Edward E. Whitacre Jr.
Chairman and Chief Executive Officer –
SBC Communications Inc.; a diversified telecommunications company
Joined board 1988

Advisory Member

Bernard A. Edison
Former President –
Edison Brothers Stores, Inc.; retail specialty stores
Joined board 1985

James B. Orthwein
Partner –
Precise Capital, L.P., a private investment partnership
Joined board 1963
Advisory term ended April 2004

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ANHEUSER BUSCH
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